04008338

ARS

SEC MAIL PROCESSING
RECEIVED
FEB 17 2004
WASH. D.C. 181 SECTION

SUMMIT BROKERAGE SERVICES, INC.

ANNUAL REPORT

[Form 10-KSB/A and Form 10-KSB]

FISCAL YEAR ENDED
DECEMBER 31, 2002

PROCESSED
FEB 23 2004
THOMSON
FINANCIAL

FORM 10-KSB/A

(Filed February 6, 2004)

[This page intentionally left blank.]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A

(Mark One)
☒ Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2002**
or
☐ Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

000-29337
(Commission File No.)

SUMMIT BROKERAGE SERVICES, INC.
(Name of Small Business Issuer in Its Charter)

FLORIDA (State or other jurisdiction of incorporation or organization	**59 - 3202578** (I.R.S. Employer Identification No.)
980 NORTH FEDERAL HIGHWAY, SUITE 310 **BOCA RATON, FLORIDA** (Address of principal executive offices)	**33432** (Zip Code)

Issuer's Telephone Number, including area code: (321) 245-3636

Securities registered under Section 12(b)
of the Securities Exchange Act of 1934:

NONE

Securities registered under Section 12(g)
of the Securities Exchange Act of 1934:

COMMON STOCK, $.0001 PAR VALUE

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Issuer's revenues for its most recent fiscal year were $6,154,854

As of March 19, 2003, the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was recently sold was $11,135,655.

As of March 19, 2003, there were 23,140,064 shares of issuer's common stock outstanding.

TABLE OF CONTENTS

The following items are amended herein:

Introductory Comment

Throughout this amendment to our annual report on Form 10-KSB, the terms "we," "us," "our," "Summit" and "the Company" refer to Summit Brokerage Services, Inc., a Florida corporation, and, unless the context indicates otherwise, includes our subsidiaries.

Forward Looking Statements

This amendment to our annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this Annual Report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project" or "intend" and similar expressions identify forward-looking statements regarding events, conditions and financial trends in connection with our future plan of operations, business strategy, operating results and financial position. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Current shareholders and prospective investors are cautioned that any forward-looking statements are not guarantees of future performance. Such forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results for future periods could differ materially from those discussed in this Annual Report, depending on a variety of important factors, among which are the success or failure of our management's efforts to implement our business strategy; the level of acquisition opportunities available to us and our ability to price and negotiate such transactions on a favorable basis, our ability to properly manage growth and successfully integrate acquired companies and operations, our ability to compete with major established companies, our ability to attract and retain qualified personnel, and other risks which may be described from time to time in future filings with the Securities and Exchange Commission.

PART I

Item 1. Business.

Introduction

Summit Brokerage Services, Inc., a Florida corporation organized in 1993, is a Florida-based full service retail brokerage firm providing a broad range of securities brokerage and investment services to primarily individual investors. We also sell insurance products, predominantly fixed and variable annuities and life insurance, through a subsidiary, SBS Insurance Agency of Florida, Inc., a Florida corporation ("SBSIA"). Through another of our subsidiaries, Summit Financial Group, Inc., a Florida corporation and registered investment advisor ("SFG"), we provide asset management services. Summit, together with its subsidiaries, is referred to herein alternately as "Summit," "Company," "we," "our," or "us."

Summit is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers Regulation, Inc. ("NASDR"), the Municipal Securities Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC") and is licensed to conduct its brokerage activities in 46 states. SFG, our investment advisory firm, is registered or eligible to conduct business as an investment advisor in 23 states.

In May 2002, a controlling interest in Summit Brokerage was acquired by Marshall T. Leeds, who assumed the role of Chairman and Chief Executive Officer at that time. Shortly thereafter, we began a private placement of our common stock, which resulted in the receipt of gross proceeds of approximately $3,000,000 as of the closing of the offering in March 2003. Concurrent with our efforts to raise capital, we undertook several measures designed to not only enhance our revenue (through the addition of registered representatives, both individually as well as through the acquisition of assets of other firms), but also to improve our ability to more efficiently and effectively service our registered representatives. Toward that end, in 2002 we hired several new employees, including members of senior management, and leased additional office space in Boca Raton, Florida to house these employees. We also undertook improvements to our information technology systems. In January 2003, we acquired the Boca Raton branch office of Wachovia Securities Financial Network, Inc., which branch generated, in the 12 month period prior to its acquisition, approximately $5.6 million in gross revenue.

We have a history of operating losses. In 2002 and 2001, we reported losses of $1,619,010 and $547,748, respectively. In general, our financial results can be impacted by a number of factors, including our ability to recruit and retain registered representatives as well as general market conditions and volatility, which is often an expression of investor confidence. In periods of waning investor confidence, such as 2002, our revenues suffer as our clients make fewer investments. Furthermore, our results during that period were negatively impacted by the growth in, and improvements to our infrastructure undertaken in 2002. As we continue to grow, we may also continue to have increases in expenses associated with growth such as increased personnel and office space costs. There is no assurance that any increased revenue from growth will be sufficient to offset increased expenses.

As of March 31, 2003, we had approximately 100 registered representatives operating from approximately 50 offices located throughout the country, with approximately one-half of those offices located in Florida and the Southeast United States. The number of registered representatives in our affiliate offices typically range from one to five, although the number of registered representatives in certain offices may exceed this amount. With the exception of the Boca Raton office, all of our branch offices and satellite locations are owned and operated by independent owners, whom we refer to as affiliates, who maintain all appropriate licenses and are responsible for all of their respective office overhead and expenses. Historically, many of our affiliates have also provided financial planning services to their clients, wherein the registered representative evaluates a clients' financial needs and objectives, develops a detailed plan, and then implements the plan with the clients' approval. When the implementation of such objectives involves the purchase or sale of securities (including the placement of assets within a managed account) such transactions are effected through the Company, for which we earn either a commission or a fee.

We do not hold any funds or securities of our customers, but instead utilize, on a fully disclosed basis, the services of both First Clearing Corporation (a division of Wachovia Corporation) ("FCC") and RBC Dain Correspondent Services (a division of RBC Dain Rauscher Incorporated) ("Dain") as our clearing brokers (collectively, the "Clearing Brokers"). Our clearing arrangements provide us with back office support, transaction processing services on all principal national and international securities exchanges, and access to many other financial services and products. The agreements allow us to offer a range of products and services that are generally offered only by firms that are larger and have more capital than Summit.

Our revenues consist primarily of commissions and fee income earned from securities transactions and related activities, such as fees for managing a client's assets (asset managed accounts). The majority of our commissions have traditionally come from the sale of mutual fund shares and annuity products. The following table reflects the various sources of revenue and the percentage of total revenues for each of the last two fiscal years:

	2002		2001	
Mutual funds	$2,031,102	33%	$3,171,414	45%
Annuities	$1,477,165	24%	$1,902,848	27%
Insurance	$1,169,422	19%	$1,550,469	22%
Equities	$ 861,680	14%	$ 211,428	3%
Registered Investment Advisory Fees (1)	$ 369,291	6%	$ 140,952	2%
Miscellaneous (2)	$ 246,194	4%	$ 70,476	1%
Total	$6,154,854	100%	$7,047,587	100%

(1) Represents management fees derived from managed accounts.

(2) Miscellaneous includes interest and other income.

By their nature, our business activities are highly competitive and are subject to, among other things, general market conditions, including the volatility of the trading markets and the attractiveness of various forms of investment products. Consequently, our revenues and net income are subject to substantial positive and negative fluctuations due to a variety of factors that cannot be predicted with great certainty and may result in revenues and net income in any particular period that may not be representative of full-year results and may vary significantly from period to period. Furthermore, our mix of business in any particular quarter will be impacted by several factors, including the attractiveness of any particular type of investment when compared with other types of investments, and the types of investments sold by newly added brokers to our company, many of whom specialize in the sale of specific types of investment products. While economic conditions in 2002 suppressed investments generally, as is reflected in the above table, our commission revenues derived from the sale of equities (i.e., trades in individual stocks for customers) and registered investment advisory fees (i.e., fees from asset managed accounts) increased over 2001. We believe those increases are primarily attributable to the type of business conducted by registered representatives we added in 2002 as well as a shift in investors' preferences.

Our business plan is focused on increasing our network of affiliated registered representatives, primarily through recruiting efforts. Although we will continue to recruit those registered representatives who serve as financial planners (who sell primarily annuities, insurance and mutual funds), we also intend to pursue the addition of registered representatives who focus on the sale of different types of securities, namely equities and fixed income products. There can be no assurance that we will be successful in our recruiting efforts. We will also pursue the acquisition of the assets of brokerage firms. Our ability to realize growth through acquisitions, however, will depend on the availability of target broker/dealer firms and our ability to successfully negotiate favorable terms, and there can be no assurance that we will be able to consummate such acquisitions. Further, there are costs associated with the assimilation of new businesses and personnel, which may be more than we anticipate at the time. Thus, there is no assurance that we will achieve or maintain profitability.

We believe that our operations and current capital resources will be sufficient to fund our working capital needs through fiscal year 2003. However, we cannot assure you that we will be able to limit our future negative cash flow or that we will be able to obtain any outside financing that we may require in the future. Unless we are able to increase our revenues, add new branch offices and registered representatives, and/or significantly reduce our operating costs, we may need to fund any future negative cash flows from additional debt or equity financing. In addition, we anticipate that our strategy of growth through acquisitions will necessitate additional debt and/or equity financing, although there can be no assurances that this will happen. Our failure to obtain sufficient financing that we may need in the future could have a material adverse effect on our operations and our ability to continue as a going concern.

Affiliate Program

Our primary method of operation is through an affiliate program, which allows registered representatives to operate as independent contractors. As of March 31, 2003, all but approximately 20 of our registered representatives are affiliates. A registered representative who becomes a Summit affiliate establishes his/her own office and is solely responsible for the payment of all expenses associated with the operation of the branch office (including rent, utilities, furniture, equipment, stock quotations, and general office supplies) although all of that branch's revenues from securities brokerage transactions accrue to Summit. Because our affiliates bear the responsibility for these expenses, we pay to them a significant percentage, typically 80% to 90%, of the commissions they generate. This compares with a payout rate of approximately 20% to 45% to registered representatives working in a traditional brokerage setting where the brokerage firm bears substantially all of the costs of maintaining its sales forces, including providing employee benefits, office space, sales assistants, telephone service, and supplies. The affiliate program permits the Company to expand its base of revenue and its network for the retail distribution of securities without the capital expenditures that would be required to open company-owned offices and the additional administrative and other costs of hiring registered representatives as in-house employees.

Affiliates must possess a sufficient level of commission brokerage business and experience to enable the individual to independently support his/her own office. Financial professionals such as insurance agents, financial planners, and accountants, who already provide financial services to their clients, can often affiliate with Summit and obtain the required licenses to become registered representatives. Affiliation enables these professionals to offer financial products and services to their clients through Summit and earn commissions and fees for these transactions and services. Affiliates are given broad discretion to structure their own practices and to specialize in different areas of the securities market, subject to Summit's supervisory procedures.

Summit provides full support services to each of the affiliates, including access to stock and options execution and over-the-counter stock trading; products such as insurance, mutual funds, unit trusts and investment advisory programs; and research, compliance, supervision, accounting and related services.

Each affiliate is required to obtain and maintain in good standing each license required by the SEC and NASD to conduct the type of securities business in which the affiliate will engage, and to register in the various states in which he/she intends to service customers. Summit is ultimately responsible for supervising all of its registered representatives, whether affiliates or in-house registered representatives. We can incur substantial liability from improper actions of any of our registered representatives. We maintain a professional liability errors and omissions insurance policy which provides coverage for certain actions taken and/or omissions made by our registered representatives, employees and other agents in connection with the purchase and sale of securities. There is no assurance, however, that such insurance will cover any and all claims that may be asserted against Summit or, if such claims are asserted and are deemed to be within the scope of coverage, that such coverage will be sufficient to cover the amount of any judgment.

Commission Revenues

The most significant portion of our revenues is derived from commissions generated by our brokerage activities, including from the sale of annuities (through SBSIA) and mutual fund shares. We also generate commissions from the purchase or sale of equities and fixed income products for our customers from other dealers on an agency basis. For transactions executed on an agency basis, we are paid a commission by our client for processing that client's buy or sell order. At this time, we anticipate that the percentage of revenue that we derive form the sale of each type of investment product will change as investors' preferences change. Our mix of business will also change depending on the types of registered representatives we recruit and the types of investment products on which they focus. In addition to commissions, we also generate fees, primarily paid to us in connection with the management of a client's account through SFG. We do not currently make markets in any securities.

We record commissions earned from the sale of securities, annuities and insurance as "commission revenue," as investment products are sold by our registered representatives. We also record as "commission revenue" the fees we are paid to manage our customers' accounts at the time we receive such fees. We then pay out a percentage of this amount, which we record as "commission expense," to the registered representative who sold the product, in accordance with the agreement each registered representative enters into with us. In general, these agreements provide for either a fixed payout percentage or a tiered payout percentage based on total gross production, and do not take into account the type of security sold giving rise to the commission.

Mutual Funds. We have agreements with numerous mutual fund management companies under which we sell shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit the Company to receive additional periodic fees based upon the customer's investment maintained in particular funds. For 2002, we earned gross commissions of approximately $2.0 million from the purchase and sale of mutual fund shares, which represented approximately 33% of our total revenue.

Agency Transactions (Equities). We charge commissions to our clients in accordance with our established commission schedule. In certain instances, varying discounts from the schedule are given, generally based upon the client's level of business, the trade size and other relevant factors. Because our commissions are transaction-based revenues, they are influenced by the number, size and market value of client transactions and the mix of investment products being sold. For 2002, we earned gross commissions of approximately $861,000 on agency equity transactions, which represented approximately 14% of our total revenue.

SBS Insurance Agency

Our registered representatives offer fixed and variable annuities and life insurance products to their clients through our subsidiary, SBS Insurance Agency of Florida, Inc. ("SBSIA"). As an agent for any particular insurance company, we receive commissions equal to some percentage, typically between 5% and 7%, of the amount invested, or, in the case of life insurance, some percentage of the premium. Summit has executed agency agreements with various national insurance companies and is able to offer life insurance, long term care insurance, and fixed and variable annuities to its customers through substantially all of its investment representatives who hold insurance sales licenses. In 2002, the Company earned gross commissions of $2.6 million from the sale of insurance and annuity products, which represented approximately 43% of our total revenue.

Asset Management and Portfolio Advisory Services

Through our Registered Investment Adviser, Summit Financial Group, Inc. ("SFG"), we provide investment advisory services to clients through independent, third-party sponsored advisory programs. SFG is registered or eligible to conduct business as an investment adviser in 23 states. As of December 31, 2002, SFG had over $30 million of assets under management.

Clients who utilize our investment advisory services pay us a quarterly fee, which typically equals some percentage multiplied by the value of the assets, as of the beginning of the quarter, which they have placed with us to manage. In general, a client will pay from 1.0% to 3.0%, on an annualized basis, of the amount of assets placed under management as a management fee. The actual fee charged to a particular client is based on, among other things, the value of the assets under management and the particular management fee program in which that investor is participating. To the extent that the value of the assets under management for any individual investor changes between one quarter and the next, the fees that we are paid by that investor will also change. Because clients with managed accounts are paying this fee, they are not charged a per-transaction commission each time a transaction is effected in their accounts. In 2002, the Company earned management fees of approximately $370,000, which represented approximately 6% of our total revenue.

Clearing Broker

We do not hold any funds or securities of our securities brokerage customers. Rather, we use the services of our Clearing Brokers on a fully disclosed basis. Our Clearing Brokers process all securities transactions and maintain customer accounts on a fee basis. The services provided include billing, credit review and control (including for margin accounts), receipt, and custody and delivery of securities. The Clearing Brokers also lend funds to our customers through the use of margin credit. These loans are made to customers on a secured basis, with the Clearing Brokers maintaining collateral in the form of saleable securities, cash or cash equivalents. However, if the Company's customers do not pay or deliver securities for a trade or if they do not properly maintain their credit balances on "margin" accounts, and there is a loss for which the Company cannot collect from our customer, the Company is generally liable for such losses.

Customer accounts are protected through the Securities Investor Protection Corporation for up to $500,000 per account, of which coverage for cash balances is limited to $100,000. Additional protection up to the entire net asset value of a client's account is provided through private insurance carriers. Pursuant to the terms of our agreements with our Clearing Brokers, we have agreed to indemnify and hold each of them harmless from certain liabilities and claims, including claims arising from transactions of our customers. We believe that, in general, the Clearing Brokers are able to provide the Company and its clients with services at a total cost which is less than it would cost us to process such transactions on our own.

Seasonality and Cyclical Factors

Our revenues are affected only slightly by the traditional U.S. vacation seasons, such as July, August and December. Our revenues may be more adversely affected by cyclical factors, such as financial market downturns, problems or recessions in the U.S. or global economies. These downturns may cause investor concern, which has historically resulted in fewer transactions and less investing through broker/dealers such as Summit, thereby reducing our revenues and potential profits. Such conditions would present risk in that we would need to raise additional capital to offset related significant reductions in revenues.

Competition

We encounter intense competition in all aspects of our business. In general, we compete directly with other providers of financial services focused on meeting the needs of individual investors. Some of the strongest competition comes from companies who have greater marketing, financial and technical resources than ours. These competitors can offer a wider range of services and financial products than we can. Some of our competitors also have greater name recognition and more extensive client bases. Firms such as Merrill Lynch & Co., Inc., Citigroup Global Markets Holdings, Inc. (Salomon Smith Barney), Morgan Stanley, Charles Schwab & Co., Inc. and Edward D. Jones & Co., L.P. have collectively garnered a significant percentage of the overall retail financial services industry. Furthermore, we compete with numerous regional and local securities firms, as well as with firms that provide online trading, such as E*Trade Group, Inc. and Ameritrade Holding Corporation. Additionally, there has recently been increasing competition from other sources, such as commercial banks, insurance companies, and accounting and consulting firms that have entered the securities industry. We believe that the principal factors affecting competition in the securities industry are the quality and ability of professional personnel and relative prices of services and products offered.

In addition to competing for clients, we compete with other financial services providers to attract and retain experienced and productive investment professionals, especially those firms offering independent affiliate programs such as Raymond James & Associates and LPL Financial Services. To date, we have not undertaken any significant marketing initiatives with respect to recruiting registered representatives. Rather, we have attracted registered representatives as a result of the extensive relationships developed by senior management throughout their years of involvement in the financial services industry, as well as through referrals and the use of both in-house and outside recruiters. We have also not undertaken any marketing efforts designed to attract retail customers. Rather, we rely on each registered representative to attract his or her own clientele, which most typically occurs through referrals from other clients. Additionally, many of our registered representatives hold seminars to educate potential clients about various investment opportunities.

Employees

As of December 31, 2002, we employed 18 full-time people, consisting of 5 in management and 13 in general staff positions. As of December 31, 2002, there were approximately 100 registered representatives licensed with the firm, the majority of whom are engaged by us as independent contractors, although some are engaged as employees (including in an operational capacity). None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Regulation

The securities industry in the United States is subject to extensive regulation under various federal and state laws and regulations. While the SEC administers most of the federal securities laws, much of the regulation of the securities industry is subject to various self-regulatory organizations such as the NASD. The self-regulatory organizations, among other things, promulgate regulations and provide oversight in the following areas:

- Sales practices;
- Trade practices among broker-dealers;
- Capital requirements;
- Record keeping; and
- Conduct of employees and affiliates of member organizations.

The SEC and the self regulatory organizations also have the authority to conduct administrative proceedings which can result in the censure, fine, suspension or expulsion of a broker-dealer, its employees or officers. Also, new legislation, changes in the rules and regulations promulgated by the SEC or self regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules often directly affect the operation and profitability of broker-dealers. The stated purpose of much of the regulation of broker-dealers is the protection of customers and the securities markets, rather than the protection of creditors and shareholders of broker-dealers.

Subsequent Events

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton branch of Wachovia Securities Financial Network, Inc. (the 'Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 22 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of an employment agreement with each of the registered representatives. Management believes that the acquisition will expand its market presence and overall customer base.

In March 2003, the Company completed a private offering of its common stock that it commenced in October 2002. In that offering, the Company raised approximately $3 million with the sale of approximately 12,000,000 shares of common stock. The investors in that private placement have certain piggy-back registration rights and the Company is obligated to file with the SEC within the next 60 days (subject to extension or delay up to 180 days under certain circumstances), a registration statement registering the private investors' common shares for subsequent re-sale. However, the shares are subject to a lock-up that provides that one-half of the shares may be sold commencing six months after the effective date of the registration statement and all common shares may be sold commencing 12 months after the effective date of the registration statement.

Risk Factors

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks.

We have had recent losses. We realized net losses for the fiscal years ended December 31, 2002 and 2001 of $1,619,010 and $547,748 respectively, and we cannot assure you that we will be profitable in the near future or that our revenues will grow. Additionally, our revenues and profitability have been, and may continue to be, negatively impacted by current economic conditions as well as international political unrest.

Our business could be harmed by market volatility, declines in general economic conditions and other securities industry risks. Our revenues are derived primarily from securities brokerage and related services, and we expect this business to continue to account for almost all of our revenues. We, like other securities firms, are directly affected by economic and political conditions, including, but not limited to the following:

- acts of war, terrorism and other political unrest;
- broad trends in business and finance, and
- changes in the conditions of the securities markets in which our customers trade.

A downturn in these markets such as we have experienced recently adversely affects our operating results. In major stock market declines, many firms in the securities industry suffer financial losses, and the level of individual investor trading activity decreases after these events. When trading volume is low, our profitability is adversely affected because a significant portion of our costs does not vary with revenue. For these reasons, severe market fluctuations have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diversified business lines might withstand such a downturn in the securities industry better than we would.

We operate in a highly regulated industry and compliance failures could adversely affect our business. The securities industry in the jurisdictions in which we operate is subject to extensive regulation covering all aspects of the securities business. The various governmental authorities and industry self-regulatory organizations that supervise and regulate us generally have broad enforcement powers to censure, fine, issue cease-and-desist orders or suspend or expel us or any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance and reporting systems, as well as our ability to attract and retain qualified compliance and other personnel. We could be subject to disciplinary or other regulatory or legal actions in the future due to noncompliance. In addition, it is possible that any past noncompliance could subject us to future civil lawsuits, the outcome of which could have a material adverse effect on our financial condition and operating results.

There is considerable fluctuation during any year and from year-to-year in the volume of transactions we must process. We record transactions and post our books on a daily basis. Operations personnel monitor operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients.

In addition, we use the Internet to provide information to our registered representatives and, to a lesser extent, our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with such issues as user privacy, content and pricing. Such laws and regulations might increase our cost of using, or limit our ability to use, the Internet. In addition, the growth of the Internet as a means of conducting international business has raised many legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This uncertainty may adversely affect our ability to use the Internet to expand our international operations, and creates the risk that we could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

We need to comply with stringent capital requirements. Many of the regulatory agencies, securities exchanges and other industry self-regulatory organizations that regulate us have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer, less deductions for certain types of assets. If we fail to maintain the required net capital, we may be subject to suspension or revocation of our licenses, which could ultimately lead to us being liquidated. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business. As of December 31, 2002, we had net capital of $1,377,156, which was $1,327,156 in excess of our minimum net capital requirement of $50,000.

We face substantial competition which could reduce our market share and harm our financial performance. All aspects of our business are highly competitive. We compete directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, investment advisors and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. These mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than we do. With respect to retail brokerage activities, certain regional firms with which we compete have operated in certain markets longer than we have and have established long-standing client relationships. In addition, we expect competition from commercial banks to increase because of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks' securities activities. We also compete with others in the financial services industry in recruiting registered representatives and new employees as well as retaining current personnel, and we could be adversely affected in the event we were to lose registered representatives who either individually or in the aggregate accounted for a significant percentage of our revenues.

We expect to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than we offer. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries like us, our operating results could be adversely affected.

Failure to introduce new services and products in a timely manner may affect our ability to compete effectively. Our future success will depend in large part on our ability to develop and enhance our services and products. We operate in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant technical risks in the development of new or enhanced services and products, including the risk that we will be unable to:

- effectively use new technologies;
- adapt our services and products to emerging industry standards; or
- develop, introduce and market enhanced or new services and products.

Historically, we have been able to develop and introduce enhanced or new products and services in response to market and customer requirements and emerging industry standards. However, if in the future we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services and products do not achieve market acceptance, our business, financial condition and operating results could be materially adversely affected.

We may be unable to hire, integrate or retain qualified personnel. Most aspects of our business are dependent on highly skilled individuals. We devote considerable resources to recruiting, training and compensating these individuals. In addition, one component of our growth strategy is to increase market penetration by recruiting experienced registered representatives. In connection with our recruiting efforts, we rely significantly on the extensive relationships developed by senior management, particularly Marshall T. Leeds, through their years of involvement in the financial services industry, in addition to relying on referrals and the use of both in-house and outside recruiters. We cannot assure that these recruiting efforts will be successful or, if successful, that they will enhance our business, results of operations, or financial condition.

Competition for key personnel is intense. We cannot assure that losses of key personnel due to such competition, or for other reasons, will not occur in the future. The loss of any key employee, particularly Marshall T. Leeds, our Chairman and Chief Executive Officer, could materially and adversely affect our operating results.

Other than Mr. Leeds, we do not have employment agreements with any other members of senior management. We attempt to retain employees with incentives such as incentive compensation plans, including stock options conditioned on continued employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if our stock price were to decline, or fail to appreciate sufficiently. If that happened, our benefit plans might no longer be a competitive incentive for our key employees to stay with us.

Our rapid growth has placed significant demands on our management and other resources and is likely to continue. To manage the currently anticipated growth of our business, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we expect that a need for increased staffing will continue for service personnel to support the expansion of our branch offices. We will also need to continue improving our existing systems, and/or implement new systems, for transaction processing, operational and financial management and training, integrating and managing our growing employee base. We cannot assure you that we will be able to attract the employees or conduct the system improvements necessary to manage this growth effectively or that we will be able to achieve the rate of growth we have experienced in the past.

We may not be able to grow as planned. As part of our long-term growth strategy, we recruit individual registered representatives and we evaluate the acquisition of other firms or assets that would complement or expand our business in attractive service markets or that would broaden our customer relationships. We cannot assure you that we will be successful in our recruiting efforts or that we will be able to identify suitable acquisition candidates available for sale at reasonable prices or that we will be able to consummate any acquisition. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our shareholders could suffer dilution of their interests.

We may have difficulty integrating businesses and/or generating acceptable returns from future acquisitions. Even if we are able to identify acquisition candidates and complete the acquisition on terms favorable to us, we cannot assure you that we will be able to successfully integrate any acquired business into our operations. The success of any completed acquisition will depend in large measure on our ability to integrate the operations of the acquired business with our operations and otherwise to maintain and improve the results of operations of the acquired business. Acquisitions involve a number of special risks and present financial, managerial and operational challenges, some of which include:

- diversion of management's attention;
- unanticipated events or circumstances;
- existence of unknown liabilities;
- potential disputes with sellers; and
- adverse effects on our reported earnings per share in the event acquired intangible net assets, if any, become impaired.

An acquisition increases the risk that any business may lose customers or employees, including key employees of the acquired business. An acquired business could under perform relative to our expectations and we may not realize the value we expect from the acquisition. Adverse market conditions or poor investment or other performance by an acquired company may adversely affect revenue. We could also experience financial or other setbacks if an acquired company has problems of which we are not aware. Although we conduct due diligence reviews of potential acquisition candidates, we may not identify all material liabilities or risks related to acquisition candidates. Some or all of these risks could have a material adverse effect on our business, financial condition and results of operations. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our shareholders could suffer dilution of their interests.

Our exposure to possible securities litigation could adversely affect our business. From time to time we are engaged in various legal and regulatory proceedings arising in the normal course of business. Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. We currently maintain errors and omissions insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. However, there can be no assurance that we will be able to obtain errors and omissions insurance in the future. If it can be obtained, the price for such insurance may be unreasonable. Even if such insurance is in force, the amount of any award may exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion. While it is not possible to determine with certainty the outcome of these matters, we are of the opinion the eventual resolution of such proceedings will not have a material adverse effect on our financial position or operating results. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

Our business relies heavily on computers and other electronic systems and capacity constraints and failures of these systems could harm our business. As our business expands, we face risks relating to the need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. We cannot assure you that we will be able to predict accurately the timing or rate of such growth, or expand and upgrade our systems and infrastructure on a timely basis. Additionally, our business may be negatively impacted by acts of cyberterrorism.

We may not be able to completely protect ourselves from various forms of business interruption. Although we maintain business interruption insurance, the net proceeds from such insurance may not be sufficient to cover lost revenues and earnings. Additionally, in the future, it may not be possible to obtain business interruption insurance on terms that management deems acceptable, especially if such interruption relates to acts of terror, including acts of cyberterrorism.

We depend on our headquarters and operations center for continued operation of our business. A disaster directly affecting our headquarters or operations center may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster. In addition, insurance and other safeguards might only partially reimburse us for our losses. Furthermore, we rely on third parties to perform certain back office and trade execution functions on our behalf. In the event these third parties are unable to provide these services, including as a result of a natural disaster or such other event that results in an interruption of their business activities, our operations could be materially negatively impacted.

We may have to indemnify our directors and officers for certain actions. Our Amended and Restated Articles of Incorporation require us to indemnify (to the fullest extent permitted under Florida law) each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been directors or officers of our company. The foregoing provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit our shareholders and us. We maintain officers and directors liability insurance coverage in the amount of $1 million. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, we may be forced to pay such difference.

PART II

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations for the fiscal years ended December 31, 2002 and December 31, 2001 should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report.

When used in conjunction in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected, including, but not limited to, those set forth in "Factors That May Affect Future Results and Market Price of Our Stock" of this Item 6.

Overview of the Company

Summit is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers Regulation, Inc. ("NASDR"), the Municipal Securities Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC") and is licensed to conduct its brokerage activities in 46 states. SFG, our investment advisory firm, is registered or eligible to conduct business as an investment advisor in 23 states.

In May 2002, a controlling interest in Summit Brokerage was acquired by Marshall T. Leeds, who assumed the role of Chairman and Chief Executive Officer at that time. Shortly thereafter, we began a private placement of our common stock, which resulted in the receipt of gross proceeds of approximately $3,000,000 as of the closing of the offering in March 2003. Concurrent with our efforts to raise capital, we undertook several measures designed to not only enhance our revenue (through the addition of registered representatives, both individually as well as through the acquisition of assets of other firms), but also to improve our ability to more efficiently and effectively service our registered representatives. Toward that end, in 2002 we hired several new employees, including members of senior management, and leased additional office space in Boca Raton, Florida to house these employees. We also undertook improvements to our information technology systems. In January 2003, we acquired the Boca Raton branch office of Wachovia Securities Financial Network, Inc., which branch generated, in the 12 month period prior to its acquisition, approximately $5.6 million in gross revenue.

We have a history of operating losses. In 2002 and 2001, we reported losses of $1,619,010 and $547,748, respectively. In general, our financial results can be impacted by a number of factors, including our ability to recruit and retain registered representatives as well as general market conditions and volatility, which are often expressions of investor confidence. In periods of waning investor confidence, such as 2002, our revenues suffer as our clients make fewer investments. Furthermore, our results during that period were negatively impacted by the growth in, and improvements to our infrastructure undertaken in 2002. As we continue to grow, we may also continue to have increases in expenses associated with growth such as increased personnel and office space costs. There is no assurance that any increased revenue from growth will be sufficient to offset increased expenses.

Our revenues consist primarily of commissions and fee income earned from securities transactions and related activities, such as fees for managing a client's assets (asset managed accounts). The majority of our commissions have traditionally come from the sale of mutual fund shares and annuity products. The following table reflects the various sources of revenue and the percentage of total revenues for each of the last two fiscal years:

	2002		2001	
Mutual funds	$2,031,102	33%	$3,171,414	45%
Annuities	$1,477,165	24%	$1,902,848	27%
Insurance	$1,169,422	19%	$1,550,469	22%
Equities	$ 861,680	14%	$ 211,428	3%
Registered Investment Advisory Fees (1)	$ 369,291	6%	$ 140,952	2%
Miscellaneous (2)	$ 246,194	4%	$ 70,476	1%
Total	$6,154,854	100%	$7,047,587	100%

(1) Represents management fees derived from managed accounts.

(2) Miscellaneous includes interest and other income.

By their nature, our business activities are highly competitive and are subject to, among other things, general economic and market conditions, including the volatility of the trading markets and the attractiveness of various forms of investment products. Consequently, our revenues and net income are generally subject to substantial positive and negative fluctuations due to a variety of factors that cannot be predicted with great certainty and may result in revenues and net income in any particular period that may not be representative of full-year results and may vary significantly from period to period.

Furthermore, our mix of business in any particular quarter will be impacted by several additional factors, including the types of investments sold by newly added registered representatives to our Company, many of whom specialize in the sale of specific types of investment products, and the preferences of their customers. While economic conditions in 2002 suppressed investments generally, as is reflected in the above table, our commission revenues derived from the sale of equities (i.e., trades in individual stocks for customers) and registered investment advisory fees (i.e., fees from asset managed accounts) increased over 2001. We believe those increases are attributable to the business conducted by registered representatives we added in 2002, as well as a shift in investor preferences.

Our business plan is focused on increasing our network of affiliated registered representatives, through recruiting efforts as well as acquisitions of assets of other broker/dealer firms. Our recruiting efforts are directed toward the addition of registered representatives who also serve as financial planners (who sell primarily annuities, insurance and mutual funds) as well as registered representatives who focus primarily on equities and fixed income products. As we add new registered representatives, our revenue mix from period to period (e.g., commissions received from transactions in individual equities, mutual funds, annuities, etc.) may vary disproportionately and perhaps contrary to the then current market trends. Thus, for example, our commission revenues from transactions in individual equities or fees earned on managed accounts may show a significant increase in a particular period or periods as a result of the focus of new registered representatives we have hired and their customer base, and such increase may not be indicative of general market trends or a change in the focus of the Company. On the other hand, if the new registered representatives that are hired focus on annuities, for a period of time we may show increased revenue from sales of that product over sales of individual equities or mutual funds. As we continue to add registered representatives, we anticipate that our business mix will constantly change.

Thus, in addition to the macroscopic affects on revenues such as overall trends in economic and market conditions and investor confidence generally, fluctuations in our revenue between periods may or may not follow such trends. Given our current size, it is possible that fluctuations in our mix of business may not mirror those experienced by the financial services industry as a whole. This is because we may add, or lose, registered representatives who generate a significant amount of commissions from the sale of a particular type of investment product. As we grow larger, we anticipate that the ability of any new branch office to impact the overall revenue mix will be diminished, as it is with larger firms when they hire new registered representatives. However, due to our size, it is possible that the addition of new registered representatives (and their customer base) who focus on certain product(s) over other products will be a factor in causing fluctuations in our revenue and/or revenue mix from period to period which may not be representative of full-year results or reflective of general market or economic trends.

Results of Operations

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenues decreased in fiscal 2002 by $892,733, or (12.7%), to $6,154,854 from $7,047,587 in fiscal 2001. This decrease was primarily due to the downturn in the economy and the related impact on the financial markets, which in turn reduced investor activity and lowered our revenues. However, while revenues decreased overall due to general economic and market conditions, the commissions that we earned from executing trades in equities and the fees that we earned from managed accounts increased. We believe such increases are due, in significant part, to the focus of new registered representatives that we added during the year, and the focus of their particular customer base. As discussed above, we anticipate that while we grow, the addition of new registered representatives (and their customers) who focus on certain products over other products will be a factor in causing fluctuations in our revenue and/or revenue mix from period to period which may not be representative of full-year results or reflective of general market or economic trends.

Expenses increased in fiscal 2002 by $178,529, or 2.4%, to $7,773,864 from $7,595,335 in fiscal 2001. The higher expenses were largely attributable to the increase in legal and professional fees, due in part to the stock transaction as described under the Change of Control section in Item 11 below. These costs increased by $145,642, or 92%, to $303,265 from $157,623 in fiscal 2001.

Commissions decreased to $5,275,867 during the year, which represents a decrease of $587,826, or 10%, over the $5,863,693 reported for 2001. In general, commissions and clearing costs are directly related to commission revenue, and will typically increase, or decrease, proportionately as commission revenue rises or declines. Commissions as a percentage of commission revenue for 2002 were 87% versus 85% for 2001.

Employee compensation and benefits increased to $917,062 during 2002, which represents an increase of $16,085, or 2%, over 2001. This increase was due primarily to the addition of new employees, and their related benefit costs, during 2002, offset by a decrease of $75,769 in employee stock based compensation.

Occupancy and equipment cost increased to $188,253 during 2002, which represents an increase of $18,268, or 11%, over $169,985 reported for 2001. This increase was largely due to an increase in rent expense, resulting from our need to acquire additional space in Boca Raton for certain of our operations.

Communications costs decreased by $13,279, or 10%, to $116,445 in 2002 from $129,724 in 2001. The principal reason for this overall decrease was a decline in our quote service expenses, which decrease was partially offset by increases in our telephone expense.

Professional fees increased by $486,817, or 163%, to $785,486 in 2002 from $298,669 in 2001. Contributing to this increase in fees was an increase in legal fees of approximately $100,000, which increase was due primarily to the acquisition of a controlling interest in the Company by Marshall Leeds. Professional fees also increased as a result of an increase in consulting costs by approximately $140,000. In 2002, we relied heavily on the use of consultants, as opposed to employees, in our efforts to improve upon our infrastructure as well as for other purposes. During 2002, accounting fees also increased, by approximately $40,000, as did licensing and registration fees, by approximately $90,000. In addition, non-employee stock based compensation increased approximately $160,000. This overall increase was offset by a decrease in recruiting costs of approximately $44,000.

Other operating expenses increased to $490,751 during 2002, which represents an increase of $258,464, or 111%, over $232,287 reported for 2001. Several of the items that we include within other operating expenses experienced increases, including contract labor costs, which increased by approximately $45,000, and costs associated with being a public company, which increased by approximately $33,000. Furthermore, we experienced increases in the costs incurred in connection with certain meetings that we hold for our registered representatives, as well as for office supplies and printing, both increases of which approximated $30,000. We also incurred approximately $40,000 more in insurance expense during 2002 than in 2001.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Revenues increased in fiscal 2001 by $67,901, or 1.0%, to $7,047,587 from $6,979,686 in fiscal 2000. This small increase was primarily due to the downturn in the economy and the related impact on the financial markets, which in turn reduced investor activity and lowered our revenues. In addition, the events of September 11, 2001 caused substantial disruptions in our industry and in our business as well. Specifically, our revenues for the third and fourth quarters were negatively affected by these circumstances.

Expenses decreased in fiscal 2001 by $29,710, or .4%, to $7,595,335 from $7,625,045 in fiscal 2000. The reduction was largely attributable to lower operating costs, specifically the reduction in payroll related costs due to personnel layoffs following the events of September 11, 2001. Total operating expenses decreased by $292,682 to $1,749,167 in 2001 from $2,041,849 in 2000.

Non-cash expenses for amortization of unearned stock compensation decreased in fiscal 2001 by $147,638, to $201,390 from $349,028 in fiscal 2000.

Liquidity and Capital Resources

Historically, our cash flows from operations have been negative and therefore have been funded by stock issuances. There can he no assurance that in the future we will not need to raise additional capital in order to meet operating costs. We are presently attempting to increase revenue primarily through the opening and acquisition of new branch offices either by hiring registered representatives through our affiliate program or by acquiring branch offices of other broker/dealer firms. Because each of our affiliated branch offices is independent (with the exception of the Boca Raton branch), the registered representative who owns that branch is solely responsible for the payment of all expenses associated with the operation of that branch, including rent, utilities, furniture, equipment, stock quotation machines, and general office supplies. Consequently, we believe we can open a significant number of branch offices with little increase in our expenses. To the extent we acquire a branch office, we may be required to pay consideration to the firm that sold that branch to us. Other than the acquisition of the Boca Raton branch, we have not, to date, acquired any branch offices from other firms. We will evaluate, on a case-by-case basis, the economics of each possible acquisition to determine its attractiveness to us. We do not employ a single formula for determining the attractiveness of a particular acquisition. Rather, we consider, among other things, the total gross revenue generated by that office, the mix of investment products sold, and the number of registered representatives affiliated with that branch.

On October 14, 2002, we commenced a common stock private offering of up to 20,000,000 shares of our common stock to accredited investors at a purchase price of $.25 per share. During the year ended December 31, 2002, we received $2,050,000 in cash proceeds from the sale of 8,200,000 shares of common stock related to the private placement. This offering closed in March 2003 and at March 19, 2003, we had received $3,010,000 in cash proceeds from the sale of 12,040,000 shares of common stock related to the private placement.

Our net cash used in operations was $(1,190,711) for the year ended December 31, 2002 and $(263,535) for the year ended December 31, 2001. The $927,176 decrease in cash flows was primarily the result of our net loss of $(1,619,010) for fiscal 2002.

Cash flows from financing activities were $2,766,169 in fiscal year 2002 and $176,983 in fiscal year 2001. The $2,589,186 increase in cash resulted from our common stock private offering, as well as from the stock transaction as described under the Change of Control discussion in Item 11 below.

During 2002, we issued 100,000 shares of our common stock for services, which we valued at $66,000. We did not issue stock for services in 2001.

During the year ended December 31, 2002, Marshall T. Leeds, the Company's Chairman and Chief Executive Officer, exercised an option for 1,400,000 shares of common stock at $.25 per share, for gross proceeds to the Company of $350,000.

Under the terms of his employment agreement, Mr. Leeds may receive 3% of the first 12 months' gross production generated by brokers recruited by him who remain with the company for at least 12 months. As of December 31, 2002, Mr. Leeds and the company agreed to forego payment for any production generated in 2002 by brokers recruited by him. Accordingly, no liability was recorded at December 31, 2002. Beginning in 2003, Mr. Leeds may begin to take such overrides. At the present time, to the extent we cannot predict with any certainty the level of gross production to be generated by those registered representatives recruited by Mr. Leeds, if any. We cannot estimate the potential impact the payment of such overrides may have on our liquidity or operations, although we do not expect such impact to be material.

Significant Business Relationships

On January 26, 1994, we entered into a clearing agreement with First Clearing Corporation, a subsidiary of First Union Bank (formerly Wheat First Securities, Inc.), to execute securities orders and maintain accounts for clients on behalf of our company.

On November 1, 2000, we entered into a second clearing agreement with Dain Correspondent Services, a subsidiary of Dain Rauscher Incorporated, to execute securities orders and maintain accounts for clients on behalf of our company.

Item 7. Financial Statements.

The financial statements required by this item are set forth on pages F-1 through F-18 and are incorporated herein by this reference.

PART III

Item 10. Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to Summit during the fiscal years ended December 31, 2000, 2001, and 2002 by our Chief Executive Officer and any executive officer who received compensation in excess of $100,000 during those years (each a "Named Executive Officer").

SUMMARY COMPENSATION TABLE

		Annual Compensation[1]		Long-Term Compensation Awards	
Name And Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Securities Underlying Options**	**All Other Compensation**
Marshall T. Leeds	12/31/02	$35,000	-0-	7,000,000[2]	-0-
Chairman and Chief	12/31/01	-0-	-0-	-0-	-0-
Executive Officer	12/31/00	-0-	-0-	-0-	-0-
Richard Parker	12/31/02	$73,627	-0-	952,870[3]	$134,742[6]
Vice Chairman, President	12/31/01	$77,675	-0-	91,860[4]	$1,539[6]
and Chief Operating Officer	12/31/00	$45,756	-0-	404,440[5]	-0-

(1) The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer. The aggregate amount of such compensation for the named executive officer is less than 10% of the total annual salary and bonus.

(2) Represents 7,000,000 options granted in 2002 that are exercisable at $.25 per share until December 31, 2007. These options were granted outside of the company's 2000 Incentive Compensation Plan. The closing price of a share of the company's

common stock as reported on the OTC Electronic Bulletin Board on March 15, 2002, the last date the stock was traded before the option was granted, was \$.20 per share.

(3) Represents (a) 400,000 options granted in 2002 and which vest over two years, have an exercise price of \$.50 per share, and expire on December 31, 2007; (b) 500,000 options granted in 2002 that are exercisable at \$.10 per share until December 31, 2007, and (c) 52,870 options granted in 2002 that are exercisable at \$.50 per share until March 21, 2012. The options for 400,000 shares and 500,000 shares were granted outside of the company's 2000 Incentive Compensation Plan. The closing price of a share of the company's common stock as reported on the OTC Electronic Bulletin Board on March 15, 2002, the last date the stock was traded before the options were granted, was \$.20 per share.

(4) Represents 10,000 options granted in 2001 exercisable at \$1.00 per share until December 31, 2011, and 81,860 options granted in 2001 exercisable at \$.50 per share until December 31, 2011.

(5) Represents options granted in 2000 exercisable at \$2.50 per share until 2010, 394,440 of which replaced options granted in 1999.

(6) Represents commissions paid to Mr. Parker in connection with trades executed by him on behalf of his clients.

Stock Options Granted in Fiscal 2002

The following table sets forth certain information concerning grants of options made during fiscal 2002 to the Named Executive Officers.

Name	Number of Securities Underlying Options Grated(#)	Percent of Total Options Granted to Employees in 2002	Exercise or Base Price (\$/Sh)	Fair Market Value on Date of Grant	Expiration Date
Marshall T. Leeds	7,000,000(1)	70.2%%	\$ 0.25	\$.20	12/31/2007
Richard Parker	500,000(1)	5.0%	0.10	\$.20	12/31/2007
	452,870(1)	4.5%	0.50	\$.20	12/31/2007

(1) These options were granted outside of the company's 2000 Incentive Compensation Plan.

Aggregate Stock Option Exercises and Year-End Option Value Table

The following table sets forth certain information concerning option exercises in fiscal 2002, the number of stock options held by the Named Executive Officers as of December 31, 2002 and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

Name	Number of Shares Acquired on Exercise (#)	Value Realized(\$)[1]	Number of Unexercised Options Held at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Marshall T. Leeds	1,400,000	\$1,064,000	5,600,000	--	\$4,256,000	--
Richard Parker	--	--	500,000	--	\$ 455,000	--
	--	--	52,870	400,000	\$ 26,963	\$204,000
	--	--	--	496,300	--	--

(1) Options are in-the-money if the fair market value of the common stock exceeds the exercise price of the option. The closing sale price for Summit Brokerage's common stock as reported by the NASDAQ Trading and Market Services on December 31, 2002 was \$1.01 per share. Value is calculated by multiplying (a) the difference between \$1.01 and the option exercise price by (b) the number of shares of common stock underlying the option.

Employment Agreements

The Company entered into an employment agreement with Marshall T. Leeds dated March 22, 2002 pursuant to which he was employed by the Company as its Director of Recruiting in connection with its broker recruitment efforts and other strategic matters. In connection with his employment, Mr. Leeds received an option exercisable for 7,000,000 shares of common stock at an exercise price of \$.25 per share pursuant to an option agreement dated March 22, 2002. On May 22, 2002, his employment agreement was amended and restated for a term of two years and pursuant to which Mr. Leeds became the Company's Chief Executive Officer and Chairman. The employment agreement, as amended and restated, provides that, in consideration for Mr. Leeds' services, he is to be paid a base salary of $50,000 and will be reviewed annually. He will receive an override or fee equal to 3% of the first twelve month's gross production generated by brokers recruited by him who remain with the Company for at least 12 months. Mr. Leeds will also receive commission income generated by him for his production as a registered representative with the Company. The agreement provides for a 12-month severance arrangement upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Leeds has the right to terminate the employment agreement upon 60-days notice to the Company. The agreement also prohibits Mr. Leeds from disclosing or using for his benefit confidential information about the Company during and after his employment with the Company. Further, during his employment with the Company and for a 12-month period after termination of employment, he may not divert, attempt to divert or solicit any prospective or existing customers of the Company for the benefit of any competitor of the company or employ, hire or seek to employ or hire an employee or independent registered representative of the Company, or otherwise directly or indirectly induce or solicit such persons to leave their employment with the Company. Mr. Leeds' employment agreement was subsequently modified to include a non-competition agreement pursuant to which Mr. Leeds may not compete with the company during the term of his employment with Company or within the 12 month period after termination or expiration of his employment.

Effective May 22, 2002, the Company entered into a two-year employment agreement with Richard Parker who is the Company's President, Chief Operating Officer and Vice Chairman. The employment agreement provides that, in consideration for Mr. Parker's services, he is to be paid a base salary of $50,000 initially which will be subject to increase upon specified Company performance goals being met. He will receive an override or fee equal to 3% of the first twelve month's gross production generated by brokers recruited by him or his affiliate, Educational Seminars of America, Inc., who remain with the Company for at least 12 months. Mr. Parker will also receive commission income generated by him for his production as a registered representative with the Company. The agreement provides for severance in the amount of his base salary as of the date of termination, payable over 12 months upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Parker has the right to terminate the employment agreement upon 60-days notice to the Company. Mr. Parker received an immediately exercisable option for 500,000 shares of the Company's common stock at an exercise price of $.10 per share, and an option for 400,000 shares at an exercise price of $.50 per share, vesting over three years, pursuant to option agreements dated March 22, 2002. The agreement also prohibits Mr. Parker from disclosing or using for his benefit confidential information about the Company during and after his employment with the Company. Further, during his employment with the Company and for a 12-month period after termination of employment, he may not divert, attempt to divert or solicit any prospective or existing customers of the Company for the benefit of any competitor of the company or employ, hire or seek to employ or hire an employee or independent registered representative of the Company, or otherwise directly or indirectly induce or solicit such persons to leave their employment with the Company. Mr. Parker received an immediately exercisable option for 500,000 shares of our common stock at an exercise price of $.10 per share, and an option for 400,000 shares at an exercise price of $.50 per share, vesting over three years, pursuant to option agreements dated March 22, 2002.

2000 Incentive Compensation Plan

Our 2000 Incentive Compensation Plan (the "Plan") was approved by our Board of Directors and shareholders in 2000. Our Plan is currently administered by the Company's Board of Directors. The Plan provides for the grant of options (incentive and non-statutory), stock appreciation rights and restricted stock to officers, directors, employees and independent contractors capable of contributing to the Company's performance. The Company has reserved an aggregate of 4,000,000 shares of common stock for grants under the Plan, pursuant to an amendment to the Plan approved by the shareholders in August 2002. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of December 31, 2002, the Company had outstanding options (only non-statutory) for a total of 2,218,513 shares of the Company's common stock, leaving a total of 1,781,487 shares available for future grants. Options have a term of ten years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of the options range from $.50 per share to $2.50 per share, and generally have scheduled vesting. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.

Options Granted Outside of Our 2000 Incentive Compensation Plan

As of December 31, 2002, we had outstanding options to purchase an aggregate of 7,653,646 shares of common stock with a range of exercise prices from $.10 to $2.50 per share. Options for a total 6,500,000 shares expire on December 31, 2007, unless terminated earlier in accordance with their terms. All other non-plan options have a term of ten years from the date of grant unless otherwise terminated in accordance with their terms. Of such outstanding options granted outside of our Plan, options for approximately 6,961,701 shares are immediately exercisable as of December 31, 2002.

Director Compensation

In serving on our Board, directors receive compensation of $350 for each meeting attended, as well as the grant of stock options from time to time at the discretion of our Board. Directors are also reimbursed for their reasonable expenses incurred in attending Board or Committee meetings. Additional fees and options may be granted for chairing special committees, such as the Audit Committee. As of December 31, 2002, the Company had granted options for a total of 176,000 shares of common stock to directors in connection with their service on the Board or a committee.

Item 11. Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of March 19, 2003 with respect to the beneficial ownership of common stock by: (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) each director; (iii) each executive officer named in the Summary Compensation Table; and (iv) all executive officers and directors as a group.

Name of Beneficial Owner(1)(2)	No. of shares	Percentage
Marshall T. Leeds	16,722,765(3)	51.7%
Richard Parker	4,722,765(4)	14.6%
Harry S. Green (5)	117,500	0.4%
Steven C. Jacobs (6)	45,000	0.1%
Sanford B. Cohen (7)	20,000	0.1%
The Equity Group, Inc. Profit Sharing Plan & Trust (8)	1,600,000	6.9%
All officers and directors as a group (8 persons)	22,259,868(9)	68.9%

(1) Unless otherwise noted, the address of each person or entity listed is Summit Brokerage Services, Inc., 25 Fifth Avenue, Indialantic, Florida 32903.

(2) Based on 23,140,064 shares actually outstanding, and additional shares deemed to be outstanding as to a particular person in accordance with the following applicable rules of the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of the date of March 19, 2003, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3) Includes: (a) 6,400,000 shares of common stock; (b) 5,600,000 shares issuable pursuant to options that are exercisable within the next 60 days; and (c) 4,722,765 shares of common stock beneficially owned by Mr. Parker but for which Mr. Leeds has sole voting power pursuant to a Shareholders' Voting Agreement and Irrevocable Proxy ("Voting Agreement") granted to him by Mr. Parker and his spouse in connection with the closing of the Leeds Transaction, which shares are represented as follows: (i) 3,313,595 outstanding shares beneficially owned by Mr. Parker; and (ii) 1,409,170 shares issuable pursuant to stock options which are

exercisable within the next 60 days (the "Voting Trust Shares"). Excludes 200,000 shares issuable pursuant to stock options held by Mr. Parker which are not exercisable within the next 60 days, and which shares are also subject to the Voting Agreement.

(4) Includes (i) 2,743,920 shares of common stock; (ii) 497,675 shares owed jointly with his spouse; (iii) 27,000 shares owned by his spouse; (iv) 1,249,170 shares issuable pursuant to stock options exercisable within the next 60 days; (iv) 45,000 shares he and/or his spouse control as trustees of two foundations and a trust; and (v) 160,000 shares issuable pursuant to stock options held by his spouse which are exercisable within the next 60 days.

(5) Includes 117,500 shares issuable pursuant to stock options exercisable within the next 60 days.

(6) Includes 45,000 shares issuable pursuant to stock options exercisable within the next 60 days. Excludes 40,000 common stock purchase warrants to which Mr. Jacobs is entitled.

(7) Includes 20,000 shares issuable pursuant to stock options exercisable within the next 60 days.

(8) Address: 800 Third Avenue, 36th Floor, New York, NY 10022. The co-trustees of the Equity Group, Inc. Profit Sharing Plan & Trust are Robert Goldstein and Loren Mortman, either of whom has voting authority over the Trust's investments. Also, Ms. Mortman and her spouse jointly own 200,000 shares of common stock.

(9) Includes 7,739,508 shares issuable pursuant to stock options exercisable within the next 60 days.

Change of Control

On May 22, 2002, Marshall T. Leeds, our current Chairman, Chief Executive Officer and principal shareholder, closed on the acquisition of a controlling interest in the Company pursuant to a privately negotiated transaction (the "Leeds Transaction"). Mr. Leeds acquired 5,000,000 shares of our common stock for a total purchase price of $500,000, or $.10 per share. Upon the closing, Mr. Leeds assumed the officer positions he now holds and Richard Parker, the Company's then Chairman and CEO became President, Chief Operating Officer and Vice Chairman. Two of the then existing board members, Mr. Parker and Harry Green, remained on the board of directors, while Mr. Leeds, Steven C. Jacobs and Sanford B. Cohen were appointed to the board. The new officers and reconstituted board were confirmed by our shareholders at our annual shareholders' meeting held in August 2002. The closing of the Leeds Transaction included the execution and delivery of a Shareholders' Voting Agreement and Irrevocable Proxy (the "Voting Agreement") whereby Richard Parker, the current President and Chief Operating Officer, and his spouse granted to Mr. Leeds voting control with respect to their shares of outstanding common stock of the Company, owned individually and jointly, in addition to voting control over certain of Mr. Parker's shares issuable upon exercise of stock options by him.

Item 13. Exhibits and Reports on Form 8-K

A. Exhibits

Set forth below is a list of the exhibits to this Annual Report on Form 10-KSB.

Number	Name
3.1	Amended and Restated Articles of Incorporation (1)
3.1.1	Amendment to Amended and Restated Articles of Incorporation (1)
3.1.2	Amendment to Amended and Restated Articles of Incorporation (8)
3.2	Amended and Restated Bylaws (2)
10.1	2000 Incentive Compensation Plan (3)
10.1.2	2000 Incentive Compensation Plan, as amended (9)
10.2	Stock Option Agreement between the Company and Richard Parker (4)
10.3	Stock Option Agreement between the Company and Mark F. Caulfield (4)
10.4	Employment Agreement between the Company and Richard Parker (5)
10.5	Employment Agreement between the Company and Mark F. Caulfield (5)
10.6	Secured Demand Note Collateral Agreement between the Company and Summit Group of Companies, Inc. (6)
10.7	Amendment to Secured Demand Note Collateral Agreement (6)
10.8	Employment Agreement between the Company and Ronald Caprilla (7)
10.9	Stock Purchase Agreement by and among the Company, Richard Parker and Marshall T. Leeds,

	dated March 22, 2002 (8)
10.10	Employment Agreement between the Company and Marshall T. Leeds dated March 22, 2002 (8)
10.11	Stock Option Agreement between the Company and Marshall T. Leeds dated March 22, 2002 (8)
10.12	Stock Option Agreement between the Company and Richard Parker dated March 22, 2002 (8)
10.13	Stock Option Agreement between the Company and Richard Parker dated March 22, 2002 (8)
10.14	Employment Agreement between the Company and Richard Parker dated May 22, 2002 (10)
10.15	Amended and Restated Employment Agreement between the Company and Marshall T. Leeds dated May 22, 2002 (10)
10.16	Shareholders' Voting Agreement and Irrevocable Proxy by and among the Company, Marshall T. Leeds, Richard Parker and Joan Parker, dated May 22, 2002. (10)
10.17	Commercial Lease between the Company and First America Living Trust, dated May 22, 2002 (10)
10.18	Form of Registration Rights Agreement between the Company and certain investors (11)
16.1	Letter from Hoyman, Dobson & Company (11)
21.1	Subsidiaries of the Company (11)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed herewith

(1) Incorporated by reference to the Form 10-QSB for the fiscal quarter ended June 30, 2001, filed August 20, 2001, file no. 000-29337.
(2) Exhibit 3.2 filed with the Form 10-QSB for the fiscal quarter ended June 30, 2001 was filed prematurely and subsequently not adopted by the Board of Directors. As a result, the Amended and Restated Bylaws dated July 21, 2000 remain in effect and were re-filed with, and are incorporated by reference to, the Company's Quarterly Report for the fiscal quarter ended September 30, 201, on Form 10-QSB, file no. 000-29337.
(3) Incorporated by reference to the Company's Proxy Statement on Schedule 14A, filed July 31, 2000, file no. 000-29337.
(4) Incorporated by reference to the Company's Information Statement on Schedule 14C, filed September 26, 2000, file no. 000-29337.
(5) Incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2000, filed August 14, 2000 and amended August 15, 2000, file no. 000-29337.
(6) Incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended March 31, 2001, filed May 21, 2001, file no. 000-29337.
(7) Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended December 31, 2001, filed April 15, 2002, file no. 000-29337.
(8) Incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended March 31, 2002, filed May 24, 2002, file no. 000-29337.
(9) Incorporated by reference to the Company's definitive Proxy Statement filed August 12, 2002, file no. 000-29337.
(10) Incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2002, filed August 19, 2002, file no. 000-29337.
(11) Incorporated herein by reference to the Company's Form 10-KSB for the fiscal year ended December 31, 2002, filed May 14, 2003, file no. 000-29337.

B. Reports on Form 8-K

On March 22, 2002, the Company filed a Current Report on Form 8-K to annex a press release announcing the stock purchase agreement between the Company, Richard Parker and Marshall T. Leeds.

On June 6, 2002, the Company filed a Current Report on Form 8-K to report the closing of the stock purchase agreement between it, Richard Parker and Marshall T. Leeds and the acquisition of a controlling interest in the Company by Mr. Leeds.

Item 14. Controls and Procedures

The Company's Chief Executive Officer and the Company's Chief Financial Officer evaluated the Company's disclosure controls and procedures as of the end of the period covered by this amended report. Based upon this evaluation, the Company's Chief Executive Officer and the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission.

During the fourth fiscal quarter of the period covered by this report, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, Summit Brokerage Services, Inc. has duly caused this amendment to the annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUMMIT BROKERAGE SERVICES, INC.

/s/ Marshall T. Leeds
Marshall T. Leeds
Chairman of the Board and Chief Executive Officer
(principal executive officer)

Date: February 6, 2004

/s/ Steven C. Jacobs
Steven C. Jacobs
Executive Vice President and Chief Financial Officer
(principal financial officer)

Date: February 6, 2004

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 17, 2003

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,607,674
Deposit held at clearing broker	25,045
Deposit held at clearing broker – related party	45,459
Commissions receivable	346,920
Other receivables	109,646
Securities owned, at fair value	3,300
Prepaid expenses	77,643
Property and equipment, net	116,088
Total assets	$ 2,331,775
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 210,091
Accrued commission expense	310,640
Note payable – related party	40,200
Total liabilities	560,931
Stockholders' equity	
Preferred stock, 12% cumulative convertible; par value $0.0001 per share; authorized 150,000 shares; 125,000 issued and outstanding (liquidation preference of $125,000)	13
Common stock, par value $0.0001 per share; authorized 50,000,000 shares; 20,200,064 issued and 20,192,148 outstanding	2,020
Additional paid-in capital	6,336,751
Unearned stock compensation	(237,123)
Treasury stock, at cost	(3,718)
Accumulated deficit	(4,327,099)
Total stockholders' equity	1,770,844
Total liabilities and stockholders' equity	$ 2,331,775

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Loss

For The Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 6,065,976	$ 6,899,311
Interest and dividends	76,202	107,811
Other	12,676	40,465
	6,154,854	7,047,587
Expenses		
Commissions	5,275,867	5,863,693
Employee compensation and benefits	917,062	900,977
Occupancy and equipment	188,253	169,985
Communications	116,445	129,724
Professional expenses	785,486	298,669
Other operating expenses	490,751	232,287
	7,773,864	7,595,335
Net loss before income taxes	(1,619,010)	(547,748)
Provision for income taxes	-	-
Net loss	$ (1,619,010)	$ (547,748)
Weighted average common shares and common share equivalents outstanding	10,264,778	4,693,970
Basic and diluted loss per share	$ (0.16)	$ (0.12)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
For The Years Ended December 31, 2002 and 2001

	Preferred Stock		Common								
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compensation	Treasury Stock	Accumulated Other Comprehensive Income	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2000	-	$ -	4,691,224	$ 470	$ 2,898,910	$ (207,732)	$ (29,857)	$ 1,775	$ (10,250)	$ (2,155,341)	$ 497,975
Issuance of preferred stock for cash	125,000	13	-	-	124,987	-	-	-	-	-	125,000
Purchase of treasury stock	-	-	(6,500)	-	-	-	(7,800)	-	-	-	(7,800)
Issuance of treasury stock	-	-	4,817	-	-	-	21,419	-	-	-	21,419
Other	-	-	1,539	-	-	-	-	-	-	-	-
Amortization of unearned stock compensation	-	-	-	-	-	201,390	-	-	-	-	201,390
Unrealized gain on securities	-	-	-	-	-	-	-	885	-	-	885
Net loss	-	-	-	-	-	-	-	-	-	(547,748)	(547,748)
Balances, December 31, 2001	**125,000**	**13**	**4,691,080**	**470**	**3,023,897**	**(6,342)**	**(16,238)**	**2,660**	**(10,250)**	**(2,703,089)**	**291,121**
Preferred stock dividend										(5,000)	(5,000)
Issuance of treasury stock	-	-	1,068	-	-	-	12,520	-	-	-	12,520
Cancellation of stock subscription	-	-	-	-	(10,250)	-	-	-	10,250	-	-
Issuance of common stock	-	-	14,000,000	1,400	2,457,249	-	-	-	-	-	2,458,649
Issuance of common stock for services – non employee	-	-	100,000	10	65,990	-	-	-	-	-	66,000
Exercise of common stock options	-	-	1,400,000	140	349,860	-	-	-	-	-	350,000
Options issued for services – non employees	-	-	-	-	345,755	(298,362)	-	-	-	-	47,393
Options issued for services - employee	-	-	-	-	104,250	-	-	-	-	-	104,250
Amortization of unearned stock compensation	-	-	-	-	-	67,581	-	-	-	-	67,581
Reduction in unrealized gain	-	-	-	-	-	-	-	(2,660)	-	-	(2,660)
Net loss	-	-	-	-	-	-	-	-	-	(1,619,010)	(1,619,010)
Balances, December 31, 2002	**125,000**	**$ 13**	**20,192,148**	**$ 2,020**	**$ 6,336,751**	**$ (237,123)**	**$ (3,718)**	**$ -**	**$ -**	**$ (4,327,099)**	**$ 1,770,844**

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net loss	$ (1,619,010)	$ (547,748)
Adjustments to reconcile net loss to net cash used in operating activities		
Provision for doubtful advances receivable	4,721	-
Depreciation	51,338	56,640
Stock-based compensation and consulting	285,224	201,390
Changes in:		
Deposit held at clearing broker	17	79
Deposit held at clearing broker – related party	6,051	-
Commission receivable	120,598	15,418
Other receivables	92,016	(136,167)
Prepaid expenses	(14,205)	(16,658)
Due from related party, net	-	(2,861)
Accounts payable and accrued expenses	35,783	83,122
Accrued commissions expense	(153,244)	83,250
Net cash used in operating activities	(1,190,711)	(263,535)
Cash flows from investing activities		
Purchase of property and equipment	(11,002)	(96,380)
Net cash used in investing activities	(11,002)	(96,380)
Cash flows from financing activities		
(Payment) proceeds on note payable	(50,000)	50,000
Issuance of preferred stock	-	125,000
Dividends paid – preferred stock	(5,000)	-
Purchase of treasury stock	-	(7,800)
Issuance of treasury stock	12,520	21,419
Issuance of common stock	2,808,649	-
Payments on capital lease obligation	-	(11,636)
Net cash provided by financing activities	2,766,169	176,983
Net increase (decrease) in cash and cash equivalents	1,564,456	(182,932)
Cash and cash equivalents at beginning of year	43,218	226,150
Cash and cash equivalents at end of year	$ 1,607,674	$ 43,218

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country through its 50 independent broker-dealer branch offices.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's primary subsidiaries include Summit Holding Group, Inc. (a holding company) and its wholly owned subsidiaries Summit Financial Group, Inc. (a registered investment advisor) and SBS Insurance Agency Of Florida, Inc. (an insurance business). Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with certain clearing brokers. These clearing brokers require deposits of all introducing brokers for whom they transact business. One of the Company's deposits is from a related party of the Company (see Note 4).

COMMISSIONS RECEIVABLE – Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2002 are fully collectible; accordingly, no allowance has been recorded.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the consolidated statements of loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

TREASURY STOCK - Treasury stock is reflected at cost.

COMMISSION REVENUE AND EXPENSES - Commission revenues and the corresponding commission expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by registered representatives of the branch offices. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

STOCK OPTIONS - The Company accounts for its options issued to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". If options are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of the grant, the difference between the fair market value and the exercise price is charged to either stock-based compensation expense (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Stock based compensation expense and any amortization of unearned stock compensation related to employees is included in employee compensation and benefits in the accompanying statements of loss.

The Company accounts for its options issued to non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires that options granted for services are to be recorded at fair market value at the date of grant, regardless of the exercise price of the options. The Company determines fair market value by using the Black-Scholes option pricing model. The fair market value is charged to stock-based compensation (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Stock based compensation and any amortization of unearned stock compensation related to non-employees is included in professional expenses in the accompanying statements of loss.

Unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future. The Company amortizes any amounts recorded as unearned stock compensation on a pro-rata basis over the period that the option's are earned, which generally is the vesting period. Many of the Company's registered representatives are independent, and are therefore considered non-employees by the Company for purposes of accounting for stock option activity.

FAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," require the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FAS 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model. Statement of Financial Accounting Standards No. 148 also provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25.

LOSS PER SHARE - Basic loss per share for the years ended December 31, 2002 and 2001 have been computed by dividing net loss less preferred dividends of $15,000 and $8,300, respectively, by the weighted average number of common shares outstanding. Diluted loss per share for the years ended December 31, 2002 and 2001 are the same as basic, as the dilutive calculation would have an anti-dilutive effect because of the net loss. The weighted average number of potentially dilutive securities (options, warrants, convertible preferred stock) that were excluded from the fully diluted calculation for the years ended December 31, 2002 and 2001, totaled 8,221,508 and 1,402,393, respectively.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current year presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Computer systems and software	$ 126,489
Equipment and furniture	70,040
Leasehold improvements	151,743
Total	348,272
Less: accumulated depreciation	(232,184)
Total property and equipment	$ 116,088

Depreciation expense was $51,338 and $56,640 for the years ended December 31, 2002 and 2001, respectively.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2002:

Accounts payable	$ 198,479
Accrued wages and other	11,612
	$ 210,091

NOTE 4 - NOTE PAYABLE – RELATED PARTY

On March 31, 2000, the Company entered into a demand note collateral agreement with a corporation 100% owned by a shareholder and officer of the Company. The collateral for the note was held as a clearing deposit with one of the Company's clearing firms. The note became due on April 30, 2002 and accrues interest at 12.0% per annum. As of November 1, 2002, the Company no longer was allowed to use the subordinated agreement for net capital purposes. As of December 31, 2002, the outstanding balance is $40,200 and is due on demand.

During the year ended December 31, 2002, the Company paid off a $50,000 note payable to an unrelated third party.

Cash paid for interest was $22,593 and $22,396 for 2002 and 2001, respectively.

NOTE 5 - COMMON STOCK

On July 16, 1997, the Company established an unwritten and informal restricted stock bonus plan as an incentive for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock and vested over a period ranging up to two years after the date of grant of the award. Since the stock issued was subject to continuous employment or service from the date of the grant award, unearned compensation was recorded at the fair market value at the date awarded as a reduction of stockholders' equity. This informal plan was ended in 2000.

On May 22, 2002, Marshall T. Leeds, in a privately negotiated transaction, purchased an aggregate of 5,000,000 shares of our common stock for a total purchase price of $500,000, or $0.10 per share. Mr. Leeds became our largest shareholder, as well as our Chief Executive Officer and Chairman of the Board of Directors. Richard Parker, the Company's former Chairman and Chief Executive Officer, became President, Chief Operating Officer and Vice Chairman. Two of our Board members, Mr. Parker and Harry Green, remained on the Board, and Mr. Leeds and two of his designees comprised a new five-member Board. Mr. Parker has also granted Mr. Leeds voting control of 3,354,927 of his beneficially owned shares and up to 500,000 shares potentially issuable under options held by Mr. Parker. Mr. Leeds has voting control until the earlier of (a) May 22, 2007, (b) the date Mr. Leeds is no longer an executive officer or director of the Company, or (c) the occurrence of certain change of control events. Mr. Leeds became a consultant to the Company in March 2002, and an employee in May, 2002.

In connection with this transaction, on March 15, 2002 and March 28, 2002, Mr. Parker borrowed a total of $250,000 from Marshall T. Leeds for use by Mr. Parker to purchase a total of 2,500,000 shares of the Company's common stock. On May 17, 2002, Mr. Parker borrowed an additional $100,000 from Mr. Leeds to purchase an additional 1,000,000 shares of common stock. The total loans of $350,000 were secured by a pledge to Mr. Leeds from Mr. Parker of the 3,500,000 shares he purchased, plus 2,500,000 other shares of common stock previously owned by Mr. Parker. The loans were drawn from the $500,000 amount contemplated by the Stock Purchase Agreement paid by Mr. Leeds to purchase 5,000,000 shares of the Company's common stock. The loans provided the Company with capital that was needed immediately in order for it to fund operations and certain of its business obligations. At the closing of the stock purchase discussed in the preceding paragraph, Mr. Leeds purchased the 3,500,000 shares acquired by Mr. Parker from the Company with the $350,000 of loan proceeds, in exchange for the cancellation of Mr. Parker's indebtedness to Mr. Leeds for the loans. Mr. Leeds also purchased the remaining 1,500,000 shares for an additional cash payment of $150,000, bringing his total stock purchased to 5,000,000 shares for a total price of $500,000.

On August 20, 2002, the Company amended its Articles of Incorporation to increase the number of authorized common shares from 20,000,000 to 50,000,000.

On October 9, 2002, 100,000 shares of common stock was issued to outside consultants for services performed for the Company. The Company recorded $66,000 stock-based compensation expense in professional expenses in the statement of loss as the estimated fair value of the stock at the date of issuance.

On October 14, 2002, the Company approved the Common Stock Private Offering (the "Offering"), which consists of a private placement of up to 20,000,000 shares of its common stock to accredited investors at a purchase price of $.25 per share. The Company also authorized the issuance of up to 2,000,000 of common stock purchase warrants to selling broker-dealers in the Offering. These warrants have an exercise price equal to 120% of the per share price of the common stock sold in the Offering and vest immediately upon issuance. During the year ended December 31, 2002, the Company issued 8,200,000 shares of common stock related to the Offering for $2,050,000. In addition, as of December 31, 2002, the Company issued 530,000 warrants to selling broker-dealers at an exercise price of $.30. These warrants were fair valued in accordance with FAS 123 at approximately $390,000. The entire $390,000 is considered offering costs and was charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other Offering costs of approximately $270,000 were charged against paid-in capital.

During the year ended December 31, 2002, the Company's Chief Executive Officer exercised an option for 1,400,000 shares of common stock at $.25 per share.

At various other periods during 2002, common stock was issued for cash to various individuals exclusive of the Offering. During the year ended December 31, 2002, 5,000,000 shares of common stock were issued for $.10 a share and in July 2002, the Company sold 200,000 shares of Series B Preferred Stock for net proceeds of approximately $180,000 in a private placement of Series B Preferred Stock. The Series B Preferred Stock private placement was subsequently terminated without further sales and the investor's shares of Series B Preferred Stock were converted into 800,000 shares of common stock of the Company at an effective conversion rate of $0.25 per share.

NOTE 6 - PREFERRED STOCK

On March 27, 2002, the Company amended its Articles of Incorporation to reduce the preferred stock, par value $.0001 per share, from 5,000,000 authorized shares to 150,000. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative convertible preferred stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, by (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. The estimated number of shares that would have been issued if the convertible preferred stock were converted as of December 31, 2002 is 143,750. All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date. During the year ended December 31, 2002, $5,000 in cash dividends was paid. As of December 31, 2002, undeclared dividends in arrears approximated $18,300. In the event of any liquidation, dissolution or winding up of the Company's affairs for a price per share which is less than the subscription price set forth herein, holders of the preferred shares will be entitled to a liquidation preference of $1.00 per preferred share, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of preferred shares. In the event that the Company does not have sufficient funds to pay the full liquidation preference payable to the holders of preferred shares, and any other shares issued on a parity with the preferred shares ("Parity Shares"), the existing funds will be allocated among the holders of all such preferred shares and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled. At any time after August 1, 2002, the Company may, unless otherwise prevented by law, redeem from the holder thereof, the holder's preferred shares at the subscription price ($1.00 per share), together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or, from time to time, in part. Any partial redemption shall be allocated among the holders of preferred shares pro rata or by lot, as determined by the Company.

NOTE 7 - TREASURY STOCK

Treasury stock is reflected at cost, and consists of 7,916 and 8,984 shares of common stock at December 31, 2002 and 2001, respectively.

NOTE 8 - STOCK OPTIONS AND WARRANTS

In March 2002, the Company issued to the Company's current President, COO and Vice Chairman 900,000 options to purchase the Company's common stock in connection with his employment contract with the Company. Of this total, 500,000 options have an exercise price of $0.10 per share and vested upon issuance and 400,000 options have an exercise price of $0.50 per share and vest over a two-year period. All options expire on December 31, 2007. Stock-based compensation of approximately $50,000 was recorded as a result of issuing these options and is included in employee compensation and benefits in the statements of loss.

In March 2002, the Company issued to the Company's current CEO and Chairman of the Board of Directors, 7,000,000 options to purchase the Company's common stock at an exercise price of $0.25 per share. These options vested upon issuance and expire on December 31, 2007. These options were issued in connection with his employment contract with the Company. No compensation expense was recorded, as the fair market value of the Company's stock on the grant date was equal to or less than the exercise price.

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

During 2002, the Company issued 1,092,215 options to non-employees with a fair market value of $345,755, all of which was recorded as unearned stock based compensation. For the years ended December 31, 2002 and 2001, amortization of unearned stock based compensation expense related to non-employees was $61,239 and $15,468, respectively. During 2002 and 2001, the Company issued 8,945,405 and 504,141 options to employees which were recorded at their intrinsic value of $104,250 and $0, respectively. For the years ended December 31, 2002 and 2001, amortization of unearned stock based compensation expense related to employees was $6,342 and $185,922, respectively.

Stock option activity during 2002 and 2001, was as follows:

	Number of Options	Weighted-average Exercise Price
Outstanding at December 31, 2000	1,162,723	$ 2.50
Granted	504,141	$ .77
Forfeited	(31,648)	$ 2.50
Outstanding at December 31, 2001	1,635,216	$ 1.97
Granted	10,037,620	$ 0.32
Exercised	(1,400,000)	$ .25
Forfeited	(400,677)	$ 1.30
Outstanding at December 31, 2002	9,872,159	$ 0.56
Shares exercisable at December 31, 2002	8,094,922	$ 0.55

The range of exercise prices for options outstanding at December 31, 2002 was $.10 to $2.50. The following table summarizes information about options outstanding at December 31, 2002:

	Outstanding Options		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.10	500,000	5.0	$0.10
$0.25	5,769,905	5.1	$0.25
$0.50	1,755,290	9.3	$0.50
$0.75	594,215	9.6	$0.75
$1.00	262,690	8.9	$1.00
$2.50	990,059	7.5	$2.50
	9,872,159		$0.57

	Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.10 - $0.25	6,269,905	$0.24
$0.50 - $1.00	868,298	$0.62
$2.50	956,719	$2.50
	8,094,922	$ .55

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

As of December 31, 2002, the Company had 530,000 warrants outstanding for the purchase of the Company's common stock at an exercise price of $.30 per share. These warrants expire in November 2007.

The Company accounts for its options and warrants according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure provisions of FAS 123. Accordingly, if options or warrants are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of the grant, the difference between the exercise price and the fair market value is charged to operations and/or unearned stock compensation. The fair value of the options and warrants granted during the fiscal years ended December 31, 2002 and 2001, reported below, has been estimated at the dates of grant using the Black-Scholes Option Valuation Model with the following assumptions:

	2002	2001
Expected life (in years)	1.0 –10.0	10.0
Risk-free interest rate	5.0%	5.0%
Volatility	211.0%	225%
Dividend yield	0.0%	0.0%

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

	2002	2001
Net loss, as reported	$ (1,619,010)	$ (547,748)
Deduct: Total stock-based employee compensation expense determined under the fair value-based method for all awards	(2,299,413)	(119,524)
Pro forma net loss	$ (3,918,423)	$ (667,272)
Loss per share:		
Basic and diluted - as reported	$ (0.16)	$ (0.12)
Basic and diluted - pro forma	$ (0.38)	$ (0.14)

The effects on pro forma disclosures of applying FAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space under a noncancelable operating lease with an entity whose major shareholder is also an officer and shareholder of the Company. Under the terms of the lease, the Company leases office space for its headquarters at a rate of approximately $8,800 per month. The lease expires in May 2004.

Total rent expense, including month-to-month leases, for the years ending December 31, 2002 and 2001 was $153,827 and $137,643, respectively.

LEGAL PROCEEDINGS

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net loss resulting from these proceedings will not be material to the Company's financial position or results of operations.

EMPLOYMENT AGREEMENT

In conjunction with the CEO's May 22, 2002 employment agreement, the CEO is entitled to a fee equal to 3% of the first twelve months' production generated by brokers recruited by him who remain with the Company for at least twelve months. The CEO and the Company have agreed to forego payment for any production generated by brokers recruited by the CEO through December 31, 2002. Accordingly, no liability has been recorded at December 31, 2002 in the statement of financial condition.

NOTE 10 - INCOME TAXES

Due to the net operating losses and valuation allowance, there was no provision for both federal or state taxes for the years ended December 31, 2002 and 2001.

Deferred tax assets and their approximate tax effect totaled $758,000 and $482,000 for the years ended December 31, 2002 and 2001, respectively. The significant components of the deferred tax assets were comprised of net operating losses of $707,000 and $439,000 and amortization of unearned stock compensation of $48,000 and $40,000 for the years ended December 31, 2002 and 2001, respectively.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset due to recurring losses since the Company's inception.

The valuation allowance increased $276,000 and $60,000 for the years ended December 31, 2002 and 2001, respectively.

The Company has net operating loss carryforwards of approximately $3,280,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years through 2017.

NOTE 10 - INCOME TAXES *(Continued)*

The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31, 2002	December 31, 2001
Tax at statutory rate	34%	34%
Increase (decrease) resulting from:		
Effect of reducing federal corporate tax rate to the lowest tax bracket due to recurring losses incurred by the Company	(19%)	(19%)
Effect of state income tax	5%	5%
Effect on non-deductibility of stock-based compensation	(3%)	(10%)
Effect of valuation allowance	(17%)	(10%)
Effective tax rate	-	-

Under U.S. federal tax laws, certain changes in ownership of a company may cause severe limitations on future utilization of these loss carryforwards.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 12 - RELATED-PARTY TRANSACTIONS

The Company paid rent of approximately $133,000 and $109,200 during 2002 and 2001, respectively, to a related company owned by an individual who is an officer and shareholder of the Company. The related company owns one of the buildings the Company is leasing.

The Company has a $40,200 note payable due on demand with a related company owned by an individual who is an officer and shareholder of the Company.

During the year ended December 31, 2002, the Company reimbursed an entity wholly-owned by an officer and shareholder of the Company approximately $97,000 for costs related to the Company's private placement of its common stock.

NOTE 13 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" brokers-dealers that receive but do not hold customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

NOTE 13 - NET CAPITAL REQUIREMENT *(Continued)*

At December 31, 2002, the Company had net capital of $1,377,156 and the Company's aggregate indebtedness to net capital ratio was 0.4 to 1.

NOTE 14 - OTHER

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. As shown in the accompanying financial statements, the Company has incurred losses of approximately $1,619,000 and $548,000 and negative cash flows from operations of approximately $1,191,000 and $264,000 for the years ended December 31, 2002 and 2001, respectively; however, management believes that it has sufficient resources to continue as a going concern through December 31, 2003. Management plans to continue to raise capital through equity offerings and to make strategic acquisitions to increase its volume.

NOTE 15 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 16 - SUBSEQUENT EVENT

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the "Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 30 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of an employment agreement with each of the registered representatives. Management believes that the acquisition will expand its market presence and overall customer base. In accordance with Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", the results of operations of the Branch will be included in the Company's financial statements as of the date of acquisition.

Based upon management's preliminary estimates, the purchase price, including estimated transaction costs, will be allocated as follows: Customer list - $1,142,000; Goodwill - $708,000; Equipment - $6,000. Customer list will be amortized over its estimated beneficial life of six years.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital		
Total consolidated stockholders' equity	$	1,770,844
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$	82,997
Other receivables		109,646
Prepaid expenses		77,643
Property and equipment, net		116,088
		386,374
Haircuts on securities:		
15% haircut on marketable equity securities		7,314
Net capital	$	1,377,156
Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Accrued payable and accrued expenses	$	210,091
Accrued commissions		310,640
Note payable		40,200
Total aggregate indebtedness	$	560,931
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess net capital at 1,500 percent	$	1,339,761
Excess net capital at 1,000 percent	$	1,321,063
Ratio: Aggregate indebtedness to net capital		0.4 to 1

Reconciliation with Company's Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2002)

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

The accompanying notes are an integral part of the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 17, 2003

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FORM 10-KSB

(Filed March 31, 2003)

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark One)

☒ Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2002**

or

☐ Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

000-29337
(Commission File No.)

SUMMIT BROKERAGE SERVICES, INC.
(Name of Small Business Issuer in Its Charter)

FLORIDA (State or other jurisdiction of incorporation or organization	**59 - 3202578** (I.R.S. Employer Identification No.)
25 FIFTH AVENUE, INDIALANTIC, FLORIDA (Address of principal executive offices)	**32903** (Zip Code)

Issuer's Telephone Number, including area code: (321) 245-3636

Securities registered under Section 12(b)
of the Securities Exchange Act of 1934:

NONE

Securities registered under Section 12(g)
of the Securities Exchange Act of 1934:

COMMON STOCK, $.0001 PAR VALUE

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Issuer's revenues for its most recent fiscal year were $6,154,854

As of March 19, 2003, the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was recently sold was $11,135,655

As of March 19, 2003, there were 23,140,064 shares of issuer's common stock outstanding.

TABLE OF CONTENTS

Introductory Comment

Throughout this Annual Report on Form 10-KSB, the terms "we," "us," "our," "Summit" and "the Company" refer to Summit Brokerage Services, Inc., a Florida corporation, and, unless the context indicates otherwise, includes our subsidiaries.

Forward Looking Statements

This contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this Annual Report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project" or "intend" and similar expressions identify forward-looking statements regarding events, conditions and financial trends in connection with our future plan of operations, business strategy, operating results and financial position. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Current shareholders and prospective investors are cautioned that any forward-looking statements are not guarantees of future performance. Such forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results for future periods could differ materially from those discussed in this Annual Report, depending on a variety of important factors, among which are the success or failure of our management's efforts to implement our business strategy; the level of acquisition opportunities available to us and our ability to price and negotiate such transactions on a favorable basis, our ability to properly manage growth and successfully integrate acquired companies and operations, our ability to compete with major established companies, our ability to attract and retain qualified personnel, and other risks which may be described from time to time in future filings with the Securities and Exchange Commission.

PART I

Item 1. Description of Business.

General Overview and History

Summit Brokerage Services, Inc. (referred to herein alternately as "Summit," "Company," "we," "our" or "us") is an independent broker dealer licensed in 46 states and offer financial services to clients across the country. We are a member of the National Association of Securities Dealers (NASD), as well as the Securities Investor Protection Corporation (SIPC). As of the date of this Annual Report, we currently have over 100 Registered Representatives working as independent contractors or employees out of our 59 locations nationwide, through which we provide our services.

We provide the following financial services to our clients through our Registered Representatives:

- Full service and discount stock and bond brokerage services;
- Load and no-load mutual fund executions;
- Asset allocation services for mutual funds, stocks and bonds;
- Life, health and disability insurance coverage;
- Money market funds;
- Clearing services for our branch offices through our third-party clearing companies;
- Registered investment advisor services; and
- Financial planning services.

Our branch offices are located throughout the United States. While we service retail customers for the most part, we also service a number of corporate and institutional clients. We are essentially a "financial planning" firm, whereby a Registered Representative, whom we sometimes refer to as "Planners," discusses a clients' financial needs and objectives in detail, develops a plan and implements the plan with the clients' approval.

We have a history of significant operating losses, as outlined in "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations." We recently completed a private placement in which we raised approximately $3 million from the sale of our common stock, and we believe that our operations and current capital resources will be sufficient to fund our working capital needs through fiscal year 2003. However, we cannot assure you that we will be able to limit our future negative cash flow or that we will be able to obtain any outside financing that we may require in the future. Unless we are able to increase our revenues, add new branch offices and Registered Representatives, and/or significantly reduce our operating costs, we may need to fund any future negative cash flows from additional debt or equity financing.. In addition, we anticipate that our strategy of growth through acquisitions will necessitate additional debt and/or equity financing. Our failure to obtain sufficient financing that we may need in the future could have a material adverse effect on our operations and our ability to continue as a going concern.

Change of Control

On May 22, 2003, Marshall T. Leeds, our current Chairman, Chief Executive Officer and principal shareholder, closed on the acquisition of a controlling interest in the Company pursuant to a privately negotiated transaction (the "Leeds Transaction"). Mr. Leeds acquired 5,000,000 shares of our common stock for a total purchase price of $500,000, or $.10 per share. Upon the closing, Mr. Leeds assumed the officer positions he now holds and Richard Parker, the Company's then Chairman and CEO became President, Chief Operating Officer and Vice Chairman. Two of the then existing board members, Mr. Parker and Harry Green, remained on the board of directors, while Mr. Leeds, Steven C. Jacobs and Sanford B. Cohen were appointed to the board. The new officers and reconstituted board were confirmed by our shareholders at our annual shareholders' meeting held in August 2002. The closing of the Leeds Transaction included the execution and delivery of a Shareholders' Voting Agreement and Irrevocable Proxy (the "Voting Agreement") whereby Richard Parker, the current President and Chief Operating Officer, and his spouse granted to Mr. Leeds voting control with respect to their shares of outstanding common stock of the Company, owned individually and jointly, in addition to voting control over certain of Mr. Parker's shares issuable upon exercise of stock options by him. See Item 11 of this Report, "Security Ownership of Certain Beneficial Owners."

Organization

Summit, incorporated under the laws of the State of Florida in September 1993, has three wholly-owned subsidiaries: Summit Financial Group, Inc., which is a Registered Investment Advisor under the Investment Advisors Act of 1940, as amended; SBS Insurance Agency of Florida, Inc., which is an insurance sales agency operating in 34 states; and Summit Holding Group, Inc., which currently has no operations. SBS Insurance Agency of California, Inc. is a wholly-owned subsidiary of SBS Insurance Agency of Florida, Inc., and currently has no operations.

Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "SUBO" and began trading in June 1998.

Our offices are located at 25 Fifth Avenue, Indialantic, Florida, 32903; telephone: 321-724-2303, and at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432; telephone 800-257-6082; web site: www.summitbrokerage.com.

Industry Background

The financial services industry has been in existence for over 100 years. The industry evolved from three separate areas: the banking industry, the brokerage industry and the insurance industry. Over the last 25 years, the three industries have slowly merged together to form an industry now commonly referred to as "financial services." The industry offers financial planning services to a wide array of individuals and companies. With the introduction of the Internet, a host of industry publications, and several financial television networks, the general public has become increasingly versed with the financial instruments available and much more knowledgeable about investments in general.

Over the last two decades, 401(k) plans have become the investment of choice for many investors. Companies desiring to limit their ongoing liability have moved away from defined benefit and profit sharing plans, electing to utilize the 401(k) to invest retirement funds for their employees. Many investors begin working with the financial services industry through participation in their company's 401(k) plan.

Products

Summit offers a broad range of products to the investing public through Registered Representatives working as both independent contractors and employees out of our branch offices. These products include mutual funds, annuities, individual stocks, bonds, insurance products and managed money accounts.

We earn income, which we record as "commission revenue," as products are sold by our Registered Representatives. We receive commission revenue from our product suppliers, such as mutual fund companies or insurance companies. We then pay out a percentage of this amount, which we record as "commission expense," to the Registered Representative who sold the product, in accordance with the agreement each Registered Representative enters into with us.

Our Registered Representatives offer "package products" to the investing public which include, among other things, mutual funds, annuities and unit investment trusts. The term "package product" describes a package of securities, usually common stocks, which are managed by an investment company. While many are licensed to sell individual stocks and bonds, this has been a relatively small percentage of our business in the past. We believe that the use of a package product provides:

- More suitable products to the general public;
- More efficient management of the funds;
- A reduction of risks from buying individual securities; and
- An easier supervision process for our compliance team.

The managed accounts are charged a fee which provides recurring revenue for Summit. While investors are sometimes reluctant to buy individual securities and to pay what they may consider high commission fees, they have invested heavily in mutual funds and annuities in recent years. These products are usually part of a group of mutual funds sometimes referred to as a "family." It is possible for the investor, through management of these accounts, to move from fund to fund within the family, and take advantage of sectors of the economy which are experiencing growth which may be greater than that of other sectors at that particular time. For example, an investor may be in a growth and income fund and move to a technology fund based upon the advice of an investment adviser. By managing the investor's portfolio within the mutual fund family and advising as to when the move should be made, the adviser continues to earn the fee from the amount of money under management rather than a one-time commission, which may or may not materialize based upon whether or not the stock markets move up or down.

For example, if an investor has $200,000 under management, Summit may realize a management fee of 1.75%, or $3,500, on an annual basis. Even if the value of portfolio decreases to $150,000, Summit continues to realize income from the management fee in the amount of $2,625, which is less than in the previous year. On the positive side, if the portfolio grew to $250,000, Summit will realize an annual fee of $4,375. Currently, Summit has over $36 million under management. By offering our product mix, we believe that our Registered Representatives will be viewed more as advisers than traditional stockbrokers. This helps by creating personal relationships with the clients that provide a long and mutually beneficial working relationship.

Revenues, by product, for fiscal 2002 and 2001 are as follows:

	2002		2001	
Mutual funds	$2,031,102	33%	$3,171,414	45%
Annuities	$1,477,165	24%	$1,902,848	27%
Equities	$ 861,680	14%	$ 211,428	3%
Registered Investment Advisory Fees	$ 369,291	6%	$ 140,952	2%
Insurance	$1,169,422	19%	$1,550,469	22%
Miscellaneous	$ 246,194	4%	$ 70,476	1%
Total	$6,154,854	100%	$7,047,587	100%

Business Strategy

Since 1995, we have implemented a strategy of affiliating independent financial planning offices across the country with our company. These independent offices bear the full expense of the day-by-day operations of their independently owned locations. We receive, on average, a 10% to 20% over-ride of the gross revenue provided by these locations. In addition, there are several other forms of income we derive from these offices.

We derive additional revenue from Registered Investment Advisory (RIA) fees in the form of fee-based management of individual stocks and/or bond accounts and mutual fund accounts offered by our Registered Representatives. Much of the management of these funds is out-sourced to outside managers for the day-by-day management.

Another source of revenue comes from the wide array of insurance products we offer, including life insurance, annuities, long-term care and disability insurance.

We also recently implemented a strategy of supplementing our growth through acquisitions of assets of retail broker/dealer firms or branches that are complementary to our business. The Company believes that small to mid-sized broker/dealer firms have entered a period of consolidation. The Company intends to pursue acquisition opportunities as a means of expanding its market presence and overall customer base.

One of the positive aspects of the financial services industry is that virtually any person or company is a potential client. In the early years of life, young families invest for college funding and begin to prepare for their retirement. Middle age families focus more on retirement planning and capital accumulation to achieve other financial goals. The seniors' market focuses on preservation of capital and providing income through the retirement years.

Seasonality and Cyclical Factors

Our revenues are affected only slightly by the traditional U.S. vacation seasons, such as July, August and December. Our revenues may be more adversely affected by cyclical factors, such as financial market downturns, problems or recessions in the U.S. or global economies. These downturns may cause investor concern, which has historically resulted in fewer transactions and less investing through broker/dealers and financial planners such as Summit, thereby reducing our revenues and potential profits. Such conditions would present risk in that we would need to raise additional capital to offset related significant reductions in revenues.

Competition

We compete with numerous investment banking and brokerage firms, consulting firms and financial service companies that are larger, have more financial resources, have longer operating histories and, in some cases, offer more services to a client than we do. In addition, there is increasing competition from businesses such as commercial banking and insurance companies and certain accounting firms that now offer financial services. Businesses in the securities industry compete primarily in the following areas:

- Quality and ability of professional personnel;
- Experience and reputation of the firm;
- Relative prices of services and products offered;
- The scope of products and services; and
- The efficiency of back office operations.

We have focused our efforts on positioning our company competitively by targeting our services to individuals and middle-market companies and providing them with competitively priced products and services. Our targeted markets are those we believe are not adequately served by, and not the primary focus of, the larger firms.

Employees

As of December 31, 2002, we employed 18 full-time people, consisting of 5 in management and 13 in general staff positions. We also contract with over 100 licensed Registered Representatives, who are normally engaged by us as independent contractors, although some are engaged as employees.

None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Regulation

The securities industry in the United States is subject to extensive regulation under various federal and state laws and regulations. While the SEC administers most of the federal securities laws, much of the regulation of the securities industry is subject to various self-regulatory organizations such as the NASD. The self-regulatory organizations, among other things, promulgate regulations and provide oversight in the following areas:

- Sales practices;
- Trade practices among broker-dealers;
- Capital requirements;
- Record keeping; and
- Conduct of employees and affiliates of member organizations.

The SEC and the self regulatory organizations also have the authority to conduct administrative proceedings which can result in the censure, fine, suspension or expulsion of a broker-dealer, its employees or officers. Also, new legislation, changes in the rules and regulations promulgated by the SEC or self regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules often directly affect the operation and profitability of broker-dealers. The stated purpose of much of the regulation of broker-dealers is the protection of customers and the securities markets, rather than the protection of creditors and shareholders of broker-dealers.

Subsequent Events

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton branch of Wachovia Securities Financial Network, Inc. (the 'Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 22 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of an employment agreement with each of the registered representatives. Management believes that the acquisition will expand its market presence and overall customer base.

In March 2003, the Company completed a private offering of its common stock which it commenced in October 2002. In that offering, the Company raised approximately $3 million with the sale of approximately 12,000,000 shares of common stock. The investors in that private placement have certain piggy-back registration rights and the Company is obligated to file with the SEC within the next 60 days (subject to extension or delay up to 180 days under certain circumstances), a registration statement registering the private investors' common shares for subsequent re-sale. However, the shares are subject to a lock-up that provides that one-half of the shares may be sold commencing six months after the effective date of the registration statement and all common shares may be sold commencing 12 months after the effective date of the registration statement.

Item 2. Description of Property

On May 22, 2002 the Company entered into a lease for approximately 5,000 square feet of office space for approximately $8,800 a month. This lease expires in May 2004. The lessor is First America Living Trusts, Inc., an entity wholly-owned by Richard Parker, our Vice Chairman, President and Chief Operating Officer.

The Company occupies approximately 10,900 square feet of office space in three locations within the same building in Boca Raton, Florida, all of which space was previously occupied by Wachovia Financial Securities Network ("WFSN"). Approximately 1,900 square feet of space occupied by the Company was subleased in January 2001 from WFSN, on a month-to-month basis, by Gold Coast Acquisitions, Inc. ("GCA"), an entity wholly-owned by Marshall T. Leeds, the Company's Chairman and Chief Executive Officer. The Company also occupies an additional 3,000 square feet of office space adjoining the aforementioned space. The Company currently pays directly to WFSN such monthly lease payments of approximately $12,542. The Company is currently negotiating with WFSN to enter into a long term lease arrangement with respect to these two locations. In connection with the acquisition of the Branch, the Company agreed to execute an assignment of lease with WFSN for approximately 6,000 square feet of space, which requires minimum monthly lease payments of $18,971 and terminates on January 31, 2005. Pending the execution of assignment, the Company has been making the aforementioned lease payments.

Item 3. Legal Proceedings

From time to time the Company is engaged in various legal and regulatory proceedings arising in the normal course of business. Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. The Company currently maintains errors and omissions insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. There can be no assurance, however, that the Company will be able to obtain errors and omissions insurance in the future, or that if it can be obtained, that the price for such insurance will be reasonable, or that even if such insurance is in force the amount of any award will not exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion. While it is not possible to determine with certainty the outcome of these matters, we are of the opinion the eventual resolution of such proceedings will not have a material adverse effect on our financial position or operating results. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is traded in the Over-the-Counter market and is quoted on the Electronic Bulletin Board under the symbol "SUBO." The following table represents the range of the high and the low last sale prices, as reported by the NASDAQ Trading and Market Services, for each fiscal quarter for the last two fiscal years ended December 31, 2002 and 2001. These quotations represent prices between dealers, may not include retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Fiscal Quarter Ended	Low	High
March 31, 2002	$.20	$1.75
June 30, 2002	$1.01	$2.75
September 30, 2002	$.55	$1.50
December 31, 2002	$.65	$1.80
March 31, 2001	$.25	$1.06
June 30, 2001	$.44	$1.05
September 30, 2001	$.22	$1.13
December 31, 2001	$.20	$.35

On March 19, 2003, the closing price of our common stock was $.87 and we had approximately 189 holders of record.

Dividends and Dividend Policy

We have not paid any cash dividends on our common stock during the last two fiscal years and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our financial condition, results of operations, capital requirements and other relevant factors. During 2002, we paid a total of $ 5,000 in cash dividends on our Series A preferred stock.

Recent Sales of Unregistered Securities

On October 9, 2002, 100,000 shares of Summit's common stock was issued to two outside consultants for services performed for us. The services provided were valued at $50,000. The services provided were valued at $50,000. In connection with this transaction, we relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The investors were provided information about Summit or had access to such information and were afforded opportunities to ask questions of management regarding the information provided or made available. The investors confirmed in writing to Summit that they were acquiring the securities for investment purposes only. The securities are restricted and the certificates bear a legend accordingly.

During the fourth fiscal quarter ended December 31, 2002, we received $2,050,000 in cash proceeds from the sale of 8,200,000 shares of common stock related to a private placement. In connection with the offer and sale of such securities, we relied on the exemption provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The purchasers of the securities confirmed in writing to Summit that they were accredited investors and that they were purchasing the securities for investment purposes only. The securities are restricted and the certificates bear a legend accordingly. The securities are subject to certain lock-up provisions and certain registration rights.

Equity Compensation Plan Information

The following table summarizes share information about our equity compensation plans, including the 2000 Incentive Compensation Plan and non-plan equity compensation agreements as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders (1)	9,418,121	$.57	1,781,487 (2)
Equity Compensation Plans Not Approved by Shareholders (3)	984,038	$.76	-0-
Total................................	10,402,159	$.64	1,781,487 (2)

(1) Includes 2,218,513 shares subject to outstanding options under the 2000 Incentive Compensation Plan, and 7,199,608 shares subject to non-plan option agreements outstanding as of December 31, 2002.

(2) Represents shares available for award grants under the 2000 Incentive Compensation Plan as of December 31, 2002.

(3) Includes 454,038 shares subject to non-plan option agreements outstanding as of December 31, 2002, and 530,000 shares issuable upon exercise of common stock purchase warrants earned by selling broker/dealers in connection with our common stock private placement. In fiscal 2002, Summit authorized the issuance of up to 2,000,000 common stock purchase warrants to selling broker/dealers in the private placement, at an exercise price of $.30 per share and vesting immediately upon issuance. Of that amount, 530,000 warrants were earned as of December 31, 2002.

Equity Compensation Plans Not Approved by Shareholders – Options. The equity compensation plans not approved by shareholders consist of outstanding options for 454,038 shares of Summit's common stock (as of December 31, 2002) pursuant to option agreements dated May 16, 2000, the form of which for 254,732 shares is attached to Summit's definitive Proxy Statement as Exhibit A dated August 8, 2002 and filed with the SEC on August 12, 2002, and the form of which for 199,306 shares is included as an exhibit to Summit's quarterly report on Form 10-QSB for the quarter ended June 30, 2000 and filed with the SEC on August 14, 2000. The options for 254,732 shares vested one-fourth each year commencing November 1, 2000; however, under their change of control provisions, all the options became vested upon Marshall T. Leeds acquiring a majority interest in Summit. The terms of the options for 199,306 shares are the same as the other options except that they vested immediately upon grant, with an exercise price of $2.50 per share. The unexercised portion of the options expire on May 16, 2010, unless terminated earlier in the event of termination of employment: (i) three months after voluntary termination by the optionee, (ii) immediately upon termination for cause (defined as willful misconduct or gross negligence), (iii) 12 months after termination by reason of disability; (iv) 12 months after the optionee's death; and (v) immediately in the event that the optionee files any lawsuit or arbitration claim against Summit, or any of its affiliates.

The optionees may pay the exercise price with respect to their options either in cash, by check, with already owned shares of common stock of Summit that have been held by the optionee for at least six (6) months (or such other shares as will not cause Summit to recognize for financial accounting purposes a charge for compensation expense), by delivery of a properly executed exercise notice together with documentation required by Summit to effectuate a "cashless exercise," a combination of the above, or such other consideration or in such other manner as may be determined by Summit. The option agreements provide for appropriate adjustment of the number of shares subject to the options and the exercise price of the options in the event of any increase or decrease in the number of issued and outstanding shares of Summit's capital stock resulting from a stock dividend, a recapitalization or other capital adjustment of Summit. Summit has discretion to make appropriate anti-dilution adjustments to outstanding options in the event of a merger, consolidation or other reorganization of Summit or a sale or other disposition of substantially all of Summit's assets.

The options are not assignable or transferable, other than by will or by the laws of descent and distribution. During the lifetime of the optionee, an option is exercisable only by him or her. Subject to vesting, the options may be exercised, in whole or in part, at any time prior to termination or expiration.

Equity Compensation Plans Not Approved by Shareholders – Warrants. Summit's board of directors authorized the issuance of up to 2,000,000 common stock purchase warrants, at an exercise price of $.30 per share, which warrants will be issued to selling broker/dealers in connection with Summit's common stock private offering which commenced in October 2002 and which was terminated on March 19, 2003. As of December 31, 2002, 530,000 of such common stock purchase warrants had been earned by selling broker/dealers. Since the private placement is now closed, Summit will be issuing warrant agreements representing those warrants (and an additional 490,000 warrants earned as of the close of the private placement on March 19, 2003), which will have a term of 5 years and will contain, among other provisions, the mechanics of exercise, issuance of the shares upon the payment of the exercise price, and certain piggy-back registration rights.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations for the fiscal years ended December 31, 2002 and December 31, 2001 should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report.

When used in conjunction in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected, including, but not limited to, those set forth in "Factors That May Affect Future Results and Market Price of Our Stock" of this Item 6.

Overview of the Company

Summit, a NASD member firm, is a licensed, independent broker-dealer offering financial services to clients across the country through Registered Representatives working as independent contractors and employees out of Summit's branch and non-branch offices.

In 1997, we began an aggressive expansion of new branch offices. In order to accomplish this, it was necessary to build up our infrastructure, including additional management and staff personnel, computer systems and offices. These increased expenditures resulted in lower earnings and the need for additional capital infusions. Therefore, from 1997 through 2002, our financial statements reflect significant losses during this period of building current and future revenues, while we were raising the necessary capital through private offerings of our capital stock.

Results of Operations

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenues decreased in fiscal 2002 by $892,733, or -12.7%, to $6,154,854 from $7,047,587 in fiscal 2001. This decrease was primarily due to the downturn in the economy and the related impact on the financial markets, which in turn reduced investor activity and lowered our revenues.

Expenses increased in fiscal 2002 by $178,529, or 2.4%, to $7,773,864 from $7,595,335 in fiscal 2001. The higher expenses were largely attributable to the increase in legal and professional fees, due in part to the stock transaction as described under the Change of Control section in Item 1 above. These costs increased by $145,642, or 92%, to $303,265 from $157,623 in fiscal 2001.

Non-cash expenses for amortization of unearned stock compensation increased in fiscal 2002 by $83,834, to $285,224 from $201,390 in fiscal 2001.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Revenues increased in fiscal 2001 by $67,901, or 1.0%, to $7,047,587 from $6,979,686 in fiscal 2000. This small increase was primarily due to the downturn in the economy and the related impact on the financial markets, which in turn reduced investor activity and lowered our revenues. In addition, the events of September 11, 2001 caused substantial disruptions in our industry and in our business as well. Specifically, our revenues for the third and fourth quarters were negatively affected by these circumstances.

Expenses decreased in fiscal 2001 by $29,710, or .4%, to $7,595,335 from $7,625,045 in fiscal 2000. The reduction was largely attributable to lower operating costs, specifically the reduction in payroll related costs due to personnel layoffs following the events of September 11, 2001. Total operating expenses decreased by $292,682 to $1,749,167 in 2001 from $2,041,849 in 2000.

Non-cash expenses for amortization of unearned stock compensation decreased in fiscal 2001 by $147,638, to $201,390 from $349,028 in fiscal 2000.

Liquidity and Capital Resources

Historically, our cash flows from operations have been negative and therefore have been funded by stock issuances. There can he no assurance that in the future we will not need to raise additional capital in order to meet operating costs. We are presently attempting to increase revenue primarily through the acquisition of new branch offices

On October 14, 2002, we commenced a common stock private offering of up to 20,000,000 shares of our common stock to accredited investors at a purchase price of $.25 per share. During the year ended December 31, 2002, we received $2,050,000 in cash proceeds from the sale of 8,200,000 shares of common stock related to the private placement. This offering closed in March 2003 and at March 19, 2003, we had received $3,010,000 in cash proceeds from the sale of 12,040,000 shares of common stock related to the private placement.

Our net cash used in operations was $(1,190,711) for the year ended December 31, 2002 and $(263,535) for the year ended December 31, 2001. The $927,176 decrease in cash flows was primarily the result of our net loss of $(1,619,010) for fiscal 2002.

Cash flows from financing activities were $2,766,169 in fiscal year 2002 and $176,983 in fiscal year 2001. The $2,589,186 increase in cash resulted from our common stock private offering, as well as from the stock transaction as described under the Change of Control discussion in Item 1 above.

During the year ended December 31, 2002, Marshall T. Leeds, the Company's Chairman and Chief Executive Officer, exercised an option for 1,400,000 shares of common stock at $.25 per share, for gross proceeds to the Company of $350,000.

Significant Business Relationships

On January 26, 1994, we entered into a clearing agreement with First Clearing Corporation, a subsidiary of First Union Bank (formerly Wheat First Securities, Inc.), to execute securities orders and maintain accounts for clients on behalf of our company.

On November 1, 2000, we entered into a second clearing agreement with Dain Correspondent Services, a subsidiary of Dain Rauscher Incorporated, to execute securities orders and maintain accounts for clients on behalf of our company.

Factors That May Affect Future Results and Market Price of Our Stock

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks.

We have had recent losses. We realized net losses for the twelve months ended December 31, 2002 and 2001 of $1,619,010 and $547,748 respectively, and we cannot assure you that we will be profitable in the near future or that our revenues will grow. Additionally, our revenues and profitability have been, and may continue to be, negatively impacted by current economic conditions as well as the armed conflict in Iraq.

Our business could be harmed by market volatility, declines in general economic conditions and other securities industry risks. Our revenues are derived primarily from securities brokerage and related services, and we expect this business to continue to account for almost all of our revenues. We, like other securities firms, are directly affected by economic and political conditions (including, but not limited to, acts of war, terrorism, etc.), broad trends in business and finance, and changes in the conditions of the securities markets in which our customers trade. Over the past several years, the securities markets in the United States have fluctuated considerably. A downturn in these markets such as we have experienced during the past year, adversely affects our operating results. In major stock market declines, many firms in the securities industry suffer financial losses, and the level of individual investor trading activity decreases after these events. When trading volume is low, our profitability is adversely affected because a significant portion of our costs does not vary with revenue. For these reasons, severe market fluctuations have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diversified business lines might withstand such a downturn in the securities industry better than we would.

Our business relies heavily on computers and other electronic systems and capacity constraints and failures of these systems could harm our business. As our business expands, we face risks relating to the need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. We cannot assure you that we will be able to predict accurately the timing or rate of such growth, or expand and upgrade our systems and infrastructure on a timely basis. Additionally, our business may be negatively impacted by acts of cyberterrorism.

We operate in a highly regulated industry and compliance failures could adversely affect our business. The securities industry in the jurisdictions in which we operate is subject to extensive regulation covering all aspects of the securities business. The various governmental authorities and industry self-regulatory organizations that supervise and regulate us generally have broad enforcement powers to censure, fine, issue cease-

and-desist orders or suspend or expel us or any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance and reporting systems, as well as our ability to attract and retain qualified compliance and other personnel. We could be subject to disciplinary or other regulatory or legal actions in the future due to noncompliance. In addition, it is possible that any past noncompliance could subject us to future civil lawsuits, the outcome of which could have a material adverse effect on our financial condition and operating results.

In addition, we use the Internet to provide information to our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with such issues as user privacy, content and pricing. Such laws and regulations might increase our cost of using, or limit our ability to use, the Internet as a distribution channel. In addition, the growth of the Internet as a means of conducting international business has raised many legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This uncertainty may adversely affect our ability to use the Internet to expand our international operations, and creates the risk that we could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

We face substantial competition which could reduce our market share and harm our financial performance. All aspects of our business are highly competitive. We compete directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. These mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than we do. With respect to retail brokerage activities, certain regional firms with which we compete have operated in certain markets longer than we have and have established long-standing client relationships. In addition, we expect competition from commercial banks to increase because of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks' securities activities. We also compete with others in the financial services industry in recruiting new employees and retaining current employees.

We expect to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than we offer. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries like us, our operating results could be adversely affected.

We may be unable to hire, integrate or retain qualified personnel. Most aspects of our business are dependent on highly skilled individuals. We devote considerable resources to recruiting, training and compensating these individuals. In addition, one component of our strategy is to increase market penetration by recruiting experienced Registered Representatives. We cannot assure that these recruiting efforts will be successful or, if successful, that they will enhance our business, results of operations, or financial condition.

Competition for key personnel is intense. We cannot assure that losses of key personnel due to such competition, or for other reasons, will not occur in the future. The loss of any key employee, particularly Marshall T. Leeds, our Chairman and Chief Executive Officer, could materially and adversely affect our operating results. We have applied for key man life insurance on Mr. Leeds, although there can be no assurance that such insurance will be obtained.

While we generally do not have employment agreements with employees other than senior management, we attempt to retain employees with incentives such as incentive compensation plans, stock issuances or other investment opportunities conditioned on continued employment, and options to buy stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if our stock price were to decline, or fail to appreciate sufficiently. If that happened, our benefit plans might no longer be a competitive incentive for our key employees to stay with us.

Failure to introduce new services and products in a timely manner may affect our ability to compete effectively. Our future success will depend in large part on our ability to develop and enhance our services and products. We operate in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant technical risks in the development of new or enhanced services and products, including the risk that we will be unable to:

- effectively use new technologies;
- adapt our services and products to emerging industry standards; or
- develop, introduce and market enhanced or new services and products.

Historically, we have been able to develop and introduce enhanced or new products and services in response to market and customer requirements and emerging industry standards. However, if in the future we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services and products do not achieve market acceptance, our business, financial condition and operating results could be materially adversely affected.

We need to comply with stringent capital requirements. Many of the regulatory agencies, securities exchanges and other industry self-regulatory organizations that regulate us have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer, less deductions for certain types of assets. If we fail to maintain the required net capital, we may be subject to suspension or revocation of our licenses, which could ultimately lead to us being liquidated. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

Because we rely on encryption technology, our business is vulnerable to security risks which may compromise our customer transaction data. A significant barrier to Internet commerce is the secure transmission of confidential information over public networks. We rely on third-party encryption and authentication technology to facilitate secure transmission of confidential information. We cannot assure you that advances in computer and cryptography capabilities or other developments will not result in a compromise of the algorithms we use to protect customer transaction data.

Our rapid growth has placed significant demands on our management and other resources and is likely to continue. To manage the currently anticipated growth of our business, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we expect that a need for increased staffing will continue for service personnel to support the expansion of our branch offices. We will also need to continue improving our existing systems, and/or implement new systems, for transaction processing, operational and financial management and training, integrating and managing our growing employee base. We cannot assure you that we will be able to attract the employees or conduct the system improvements necessary to manage this growth effectively or that we will be able to achieve the rate of growth we have experienced in the past.

We may have difficulty integrating businesses and/or generating acceptable returns from future acquisitions. As part of our long-term growth strategy, we evaluate the acquisition of other companies, assets or product lines that would complement or expand our business in attractive service markets or that would broaden our customer relationships. We cannot assure you that we will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into our operations. The success of any completed acquisition will depend in large measure on our ability to integrate the operations of the acquired business with our operations and otherwise to maintain and improve the results of operations of the acquired business. Acquisitions involve a number of special risks and present financial, managerial and operational challenges, including diversion of management's attention, unanticipated events or circumstances, existence of unknown liabilities, potential disputes with sellers, and adverse effects on our reported earnings per share in the event acquired intangible assets become impaired. An acquisition increases the risk that any business may lose customers or employees, including key employees of the acquired business. An acquired business could under perform relative to our expectations and we may not realize the value we expect from the acquisition. Adverse market conditions or poor investment or other performance by an acquired company may adversely affect revenue. We could also experience financial or other setbacks if an acquired company has problems of which we are not aware. Although we conduct due diligence reviews of potential acquisition candidates, we may not identify all material liabilities or risks related to acquisition candidates. Some or all of these risks could have a material adverse effect on our business, financial condition and results of operations. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our shareholders could suffer dilution of their interests.

There are operational risks to our business. There is considerable fluctuation during any year and from year-to-year in the volume of transactions we must process. We record transactions and post our books on a daily basis. Operations personnel monitor operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients.

We depend on our headquarters and operations center for continued operation of our business. A disaster directly affecting our headquarters or operations center may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster. In addition, insurance and other safeguards might only partially reimburse us for our losses.

Our exposure to possible securities litigation could adversely affect our business. From time to time we are engaged in various legal and regulatory proceedings arising in the normal course of business. Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. We currently maintain errors and omissions insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. There can be no assurance, however, that we will be able to obtain errors and omissions insurance in the future, or that if it can be obtained, that the price for such insurance will be reasonable, or that even if such insurance is in force the amount of any award will not exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion. While it is not possible to determine with certainty the outcome of these matters, we are of the opinion the eventual resolution of such proceedings will not have a material adverse effect on our financial position or operating results. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

We may not be able to completely protect ourselves from various forms of business interruption. Although we maintain business interruption insurance, the net proceeds from such insurance may not be sufficient to cover lost revenues and earnings. Additionally, in the future, it may not be possible to obtain business interruption insurance on terms that management deems acceptable, especially if such interruption relates to acts of terror, including acts of cyberterrorism.

We may have to indemnify our directors and officers for certain actions. Our Amended and Restated Articles of Incorporation require us to indemnify (to the fullest extent permitted under Florida law) each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been directors or officers of our company. The foregoing provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit our shareholders and us. We maintain officers and directors liability insurance coverage in the amount of $1 million. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, we may be forced to pay such difference.

Item 7. Financial Statements.

The financial statements required by this item are set forth on pages F-1 through F-18 and are incorporated herein by this reference.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

Effective October 4, 2001, we dismissed Hoyman, Dobson & Company, P.A. as the independent auditors of our financial statements, and appointed Moore Stephens Lovelace, P.A., as our new independent auditors. The decision to change accountants was approved by our Board of Directors.

No report of Hoyman, Dobson & Company, P.A. on our financial statements for the past two years contained an adverse opinion or disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and through the date of its letter, there were no disagreements nor differences of opinion with Hoyman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Hoyman, would cause it to make reference to the subject matter of the disagreements in connection with its report. During the two most recent fiscal years and through the date of its letter, Hoyman did not advise us of any events as listed in paragraphs (1) through (3) of Item 304(a)(1)(iv)(B) of Regulation S-B.

We have furnished Hoyman with a copy of our above statements, which are made in response to Item 304 (a)(1) of the SEC Regulation S-B and have requested that Hoyman furnish us with a letter addressed to the SEC, stating whether or not Hoyman agrees with such statements. A copy of Hoyman's letter, dated March 24, 2003 is attached as an exhibit to this Annual Report.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act..

The executive officers and directors of the Company are as follows:

Name	Age	Title Director
Marshall T. Leeds	47	Chairman of the Board and Chief Executive Officer
Richard Parker	51	Vice Chairman of the Board, President and Chief Operating Officer
Mark F. Caulfield	44	Chief Financial Officer, Secretary and Treasurer
Ronald F. Caprilla	51	Vice President – Operations
Gregory J. Bentley	45	Executive Vice President
Steven C. Jacobs	42	Executive Vice President and Director
Sanford B. Cohen	46	Director
Harry S. Green	61	Director

Marshall T. Leeds, Chairman Of The Board and Chief Executive Officer. Mr. Leeds acquired a controlling interest in the Company on May 22, 2002 whereupon he became the Company's Chairman and Chief Executive Officer. From March 22, 2002 to May 22, 2002, he was engaged by the Company as its Director of Recruiting. Prior to joining the Company, Mr. Leeds was most recently Chairman and Chief Executive Officer of First Union Securities Financial Network, Inc. Prior to joining First Union, Mr. Leeds served as Chairman, President and Chief Executive Officer of JW Genesis Financial Corp., a publicly traded investment banking and securities brokerage concern that he co-founded in 1983. JW Genesis Financial Corp. was acquired by First Union Securities Financial Network, Inc. on January 1, 2001. Mr. Leeds is a past Chairman of the National Investment Bankers

Association, Inc. and also served on the Independent Contractor Firm Committee of the Securities Industry Association.

Richard Parker, Vice Chairman of the Board, President and Chief Operating Officer. Mr. Parker served as our Chairman of the Board and Chief Executive Officer since founding the Company in 1993 until May 22, 2002 when he became the Company's Vice Chairman of the Board, President and Chief Operating Officer. From 1991 until he founded the Company as a NASD licensed broker/dealer in 1993, Mr. Parker was the branch manager of Security Service Network in Knoxville, Tennessee. Prior to joining Security Service Network, Mr. Parker served, from 1989 to 1991 as the branch manager of Anchor National Financial, a SunAmerica company, in Melbourne, Florida that was in the business of insurance products and securities brokerage. From 1986 until 1989, Mr. Parker was a licensed securities and insurance representative with the Indialantic, Florida office of Dean Witter. Prior to his association with Dean Witter, Mr. Parker co-owned and operated R/D Parker Realty, a franchise of Century 21, from 1975 until 1986, from which he sold, developed, built and managed real estate projects, primarily throughout Polk County.

Mark Caulfield, Chief Financial Officer, Secretary and Treasurer. Mr. Caulfield has served as our Chief Financial Officer, Secretary and Treasurer since January 1998. Mr. Caulfield is a Certified Public Accountant with over 23 years in financial management, serving in such key roles as Chief Financial Officer, Vice President of Finance and Administration, as well as Controller. During 1997-98, Mr. Caulfield served as CFO of Kallmart Telecommunications, a communications service provider. Prior to 1997, he had been involved with a number of similar rapidly growing companies, in such industries as hospitality management, travel and tourism, restaurants, and service contracting. He has served on numerous business, charitable, and community boards and committees. He and his family currently devote a great deal of time to church and Rotary involvement. He is also a member of several professional associations, including the American Institute of Certified Public Accountants.

Gregory J. Bentley, Executive Vice President. Mr. Bentley is a financial services executive with over 20 years experience focusing on strategic marketing and product development in the financial services industry. He was recently Senior Vice President, Director of Insurance, for JWGenesis Financial Corp., Boca Raton, Florida, from 1999 to 2001, where he was responsible for developing the sales and marketing of annuities and other insurance products. Prior to joining that company, he served as President and Chief Operating Officer of Empire Financial Services, Longwood, Florida, from 1991 to 1999, responsible for operations and the development, sales and marketing of financial products. Prior to 1991, Mr. Bentley was Vice President and National Insurance Manger for Invest Financial Services, Tampa, Florida and Vice President of Empire Agency, Inc., Longwood, Florida, a subsidiary of Empire of America, FSB. Mr. Bentley received his B.A. in Business Administration in 1976 from State University College of New York.

Steven C. Jacobs, Executive Vice President/Director. Mr. Jacobs was formerly the Managing Partner of Tucker Ridge Financial Partners, LLC, a private investment banking and financial advisory firm serving emerging growth and middle market companies. For the ten year period prior to founding Tucker Ridge in October 2000, Mr. Jacobs held several senior executive investment banking positions, including having served for five years as the Senior Vice President and Managing Director of Investment Banking for JWCharles Financial Services, Inc., as well as a founding partner and Managing Director of Pinnacle Partners and its related entities. Immediately following his graduation from the University of Florida in 1982 with a Bachelors in Accounting, Mr. Jacobs held audit, tax and consulting positions with the international accounting and consulting firm of Deloitte Haskins + Sells (currently Deloitte & Touche), and subsequent thereto served as Manager of Tax and Special Projects for Microtel, Inc., one of the first independent long distance carriers in Florida (currently part of MCI Group). Mr. Jacobs also served as Chief Financial Officer for Corporate Securities Group, Inc., an NASD member broker/dealer (currently a subsidiary of First Union Securities).

Ronald Caprilla, Vice President - Operations. Mr. Caprilla has been Vice President of Operations of the Company since December 2000. Prior to joining the Company, Mr. Caprilla had been a financial consultant and registered sales representative with A.G. Edwards & Sons, Inc, Melbourne, Florida, from 1982 to December 2000. Mr. Caprilla has worked in financial services during his entire career starting in military finance for the United States Army – Ft. Benning, Columbus, Georgia, after which he received a Bachelors Degree in Finance from the University of Central Florida, Orlando, Florida. Subsequent to graduation, he spent two years in the Peace Corps working for a Columbia development bank where he set up business management systems for small companies.

Upon his return to the United States and prior to joining A.G. Edwards & Sons, Inc., Mr. Caprilla purchased and operated for four years a General Business Services franchise in Melbourne, Florida, that provided accounting and tax services to small businesses.

Sanford B. Cohen, Director. In 1985, Mr. Cohen founded Prescott Valley Broadcasting Co., Inc., owner of KPPV- FM and KQNA-AM radio stations in Prescott Valley, Arizona, and has been its President since its inception. From 1982 to 1984, Mr. Cohen was Vice President of National Phonecasting Co., a joint venture with Gannett Broadcasting Corp., a private company engaged in telephone broadcasting of financial information. Mr. Cohen received his B.A. degree in Economics in 1979 from Michigan State University. Mr. Cohen is not employed full-time at Summit.

Harry S. Green, Director. Mr. Green was elected a director of Summit in August 1998. From 1966 until he retired in 1994, Mr. Green worked for Wal-Mart Stores, Inc. After graduation from University of Arkansas in 1970, he started in Wal-Mart's management program and was promoted to District Manager in 1977. In 1984, he was promoted to Regional Vice President and in 1988 he was Regional Vice President of Sam's, an affiliate of Wal-Mart. From 1990 to 1994, he worked with SuperCenters and was Operations Director for Bud's, an affiliate of Wal-Mart. Mr. Green is not employed full-time at Summit.

Section 16(A) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 and amendments to these forms furnished to us, all parties subject to the reporting requirements of Section 16(a) of the Exchange Act filed all such required reports with respect to fiscal year 2002.

Item 10. Executive Compensation.

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to Summit during the fiscal years ended December 31, 2000, 2001, and 2002 by our Chief Executive Officer and any executive officer who received compensation in excess of $100,000 during those years. (each a "Named Executive Officer").

SUMMARY COMPENSATION TABLE

Name And Principal Position	Fiscal Year	Annual Compensation(1) Salary	Bonus	Long-Term Compensation Awards Securities Underlying Options	All Other Compensation
Marshall T. Leeds	12/31/02	$35,000	-0-	7,000,000(2)	-0-
Chairman and Chief	12/31/01	-0-	-0-	-0-	-0-
Executive Officer	12/31/00	-0-	-0-	-0-	-0-
Richard Parker	12/31/02	$73,627	-0-	900,000(3)	$134,742(6)
Vice Chairman, President	12/31/01	$77,675	-0-	91,860(4)	$1,539(6)
and Chief Operating Officer	12/31/00	$45,756	-0-	404,440(5)	-0-

(1) The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer. The aggregate amount of such compensation for the named executive officer is less than 10% of the total annual salary and bonus.

(2) Represents 7,000,000 options granted in 2002 that are exercisable at $.25 per share until December 31, 2007.

(3) Represents 400,000 options granted in 2002 which vest over three years exercisable at $.50 per share until December 31, 2007, and 500,000 options granted in 2002 that are exercisable at $.10 per share until December 31, 2007.

(4) Represents 10,000 options granted in 2001 that are exercisable at $1.00 per share until December 31, 2011, and 81,860 options granted in 2001 that are exercisable at $ .50 per share until December 31, 2011.

(5) Represents options granted in 2000 that are exercisable at $2.50 per share until 2010, 394,440 of which replaced options granted in 1999.

(6) Represents commissions paid to Mr. Parker in connection with trades executed by him on behalf of his clients.

Stock Options Granted in Fiscal 2002

The following table sets forth certain information concerning grants of options made during fiscal 2002 to the Named Executive Officers.

Name	Number of Securities Underlying Options Grated(#)	Percent of Total Options Granted to Employees in 2002	Exercise or Base Price ($/Sh)	Fair Market Value on Date of Grant	Expiration Date
Marshall T. Leeds	7,000,000	71%	$ 0.25	$.20	12/31/2007
Richard Parker	500,000	5%	0.10	$.20	12/31/2007
	400,000	4%	0.50	$.20	12/31/2007

Aggregate Stock Option Exercises and Year-End Option Value Table

The following table sets forth certain information concerning option exercises in fiscal 2002, the number of stock options held by the Named Executive Officers as of December 31, 2002 and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

Name	*Number of* Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Unexercised *Options Held at* Fiscal Year-End(#)		Value of Unexercised *In-the-Money Options* at Fiscal Year-End(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Marshall T. Leeds	1,400,000	1,064,000	5,600,000	--	$4,256,000	--
Richard Parker	--	--	500,000	--	$455,000	--
	--	--	--	400,000	--	$204,000
	--	--	--	496,300	--	--

(1) Options are in-the-money if the fair market value of the common stock exceeds the exercise price of the option. The closing sale price for the Company's common stock as reported by the NASDAQ Trading and Market Services on December 31, 2002 was $1.01 per share. Value is calculated by multiplying (a) the difference between $1.01 and the option exercise price by (b) the number of shares of common stock underlying the option.

Employment Agreements

The Company entered into an employment agreement with Marshall T. Leeds dated March 22, 2002 pursuant to which he was employed by the Company as its Director of Recruiting in connection with its broker recruitment efforts and other strategic matters. In connection with his employment, Mr. Leeds received an option exercisable for 7,000,000 shares of common stock at an exercise price of $.25 per share pursuant to an option agreement dated March 22, 2002. On May 22, 2002, his employment agreement was amended and restated for a term of two years and pursuant to which Mr. Leeds became the Company's Chief Executive Officer and Chairman. The employment agreement, as amended and restated, provides that, in consideration for Mr. Leed's services, he is to be paid a base salary of $50,000 and will be reviewed annually. He will receive an override or fee equal to 3% of the first twelve month's gross production generated by brokers recruited by him who remain with the Company for at least 12 months. Mr. Leeds will also receive commission income generated by him for his production as a registered representative with the Company. The agreement provides for a 12-month severance arrangement upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Leeds has the right to terminate the employment agreement upon 60-days notice to the Company.

Effective May 22, 2002, the Company entered into a two-year employment agreement with Richard Parker who is the Company's President, Chief Operating Officer and Vice Chairman. The employment agreement provides that, in consideration for Mr. Parker's services, he is to be paid a base salary of $50,000 initially which will be subject to increase upon specified Company performance goals being met. He will receive an override or fee equal to 3% of the first twelve month's gross production generated by brokers recruited by him or his affiliate, Educational Seminars of America, Inc., who remain with the Company for at least 12 months. Mr. Parker will also receive commission income generated by him for his production as a registered representative with the Company. The agreement provides for a 12-month severance arrangement upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Parker has the right to terminate the employment agreement upon 60-days notice to the Company. Mr. Parker received an immediately exercisable option for 500,000 shares of the Company's common stock at an exercise price of $.10 per share, and an option for 400,000 shares at an exercise price of $.50 per share, vesting over three years, pursuant to option agreements dated March 22, 2002.

2000 Incentive Compensation Plan

Our 2000 Incentive Compensation Plan (the "Plan") was approved by our Board of Directors and shareholders in 2000. Our Plan is currently administered by the Company's Board of Directors. The Plan provides for the grant of options (incentive and non-statutory), stock appreciation rights and restricted stock to officers, directors, employees and independent contractors capable of contributing to the Company's performance. The Company has reserved an aggregate of 4,000,000 shares of common stock for grants under the Plan, pursuant to an amendment to the Plan approved by the shareholders in August 2002. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of December 31, 2002, the Company had outstanding options (only non-statutory) for a total of 2,218,513 shares of the Company's common stock, leaving a total of 1,781,487 shares available for future grants. Options have a term of ten years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of the options range from $.50 per share to $2.50 per share, and generally have scheduled vesting. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.

Options Granted Outside of Our 2000 Incentive Compensation Plan

As of December 31, 2002, we had outstanding options to purchase an aggregate of 7,653,646 shares of common stock with a range of exercise prices from $.10 to $2.50 per share. Options for a total 6,500,000 shares expire on December 31, 2007, unless terminated earlier in accordance with their terms. All other non-plan options have a term of ten years from the date of grant unless otherwise terminated in accordance with their terms. Of such outstanding options granted outside of our Plan, options for approximately 6,961,701 shares are immediately exercisable as of December 31, 2002.

Director Compensation

In serving on our Board, directors receive compensation of $350 for each meeting attended, as well as the grant of stock options from time to time at the discretion of our Board. Directors are also reimbursed for their reasonable expenses incurred in attending Board or Committee meetings. Additional fees and options may be granted for chairing special committees, such as the Audit Committee. As of December 31, 2002, the Company had granted options for a total of 176,000 shares of common stock to directors in connection with their service on the Board or a committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors during fiscal year 2002 consisted of Sanford B. Cohen and Steven C. Jacobs, effective August 24, 2002. Until February 2003, each Compensation Committee member was a non-employee director of the Company. On February 3, 2003, Mr. Jacobs became an employee of the Company. The Board intends to expand the Compensation Committee to include at least one additional non-employee director.

The Compensation Committee administers the Company's executive compensation program, monitors corporate performance and its relationship to compensation for executive officers, and makes appropriate recommendations concerning matters of executive compensation.

Compensation Philosophy

The Company has developed and implemented a compensation program that is designed to attract, motivate, reward and retain the broad-based management talent required to achieve the Company's business objectives and increase shareholder value. There are two major components of the Company's compensation program: base salary and incentives, each of which is intended to serve the overall compensation philosophy.

Base Salary

The Company's salary levels for executive officers, including its Chief Executive Officer, are intended to be consistent with competitive pay practices of similarly-sized companies within the industry. In determining executive officers' salaries, the Compensation Committee considers level of responsibility, competitive trends, the financial performance and resources of the Company, general economic conditions, as well as factors relating to the particular individual, including overall job performance, level of experience and prior service, ability, and knowledge of the job. However, the base salary for Marshall T. Leeds, the Company's Chairman and Chief Executive Officer, is currently not competitive with other similarly situated executives and this was intentionally negotiated between the Company and Mr. Leeds at the time he acquired control of the Company due to the Company's financial situation at that time. It is anticipated that in the future his compensation will become more competitive as the Company's performance improves through an increase in base salary and/or through performance incentives.

Incentives

Incentives consist of stock options and performance bonuses paid in cash. The Compensation Committee strongly believes that the compensation program should provide employees with an opportunity to increase their ownership and potential for financial gain from increases in the Company's stock price. This approach closely aligns the best interests of shareholders and Registered Representatives, executives and employees. Therefore, executives and other employees and Registered Representatives are eligible to receive stock options, giving them the right to purchase shares of the Company's common stock at a specified price in the future. Stock option grants are determined by the Company's Board of Directors for all employees except the two most highly compensated, and as to those executives, the compensation committee determines stock options. The grant of options is based primarily on an individual's potential contribution to the Company's growth and profitability, as measured by the market value of the Company's common stock.

Respectfully submitted,

THE COMPENSATION COMMITTEE

Sanford B. Cohen
Steven C. Jacobs

Item 11. Security Ownership of Certain Beneficial Owners.

The following table sets forth certain information as of March 19, 2003 with respect to the beneficial ownership of common stock by: (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) each director; (iii) each executive officer named in the Summary Compensation Table; and (iv) all executive officers and directors as a group.

Name of Beneficial Owner(1)(2)	No. of shares	Percentage
Marshall T. Leeds	16,722,765(3)	51.7%
Richard Parker	4,722,765(4)	14.6%
Harry S. Green (5)	117,500	0.4%
Steven C. Jacobs (6)	45,000	0.1%
Sanford B. Cohen (7)	20,000	0.1%
All officers and directors as a group (8 persons)	22,259,868(8)	68.9%

(1) Unless otherwise noted, the address of each person or entity listed is Summit Brokerage Services, Inc., 25 Fifth Avenue, Indialantic, Florida 32903.

(2) Based on 23,140,064 shares actually outstanding, and additional shares deemed to be outstanding as to a particular person in accordance with the following applicable rules of the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of the date of March 19, 2003, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3) Includes: (a) 6,400,000 shares of common stock; (b) 5,600,000 shares issuable pursuant to options that are exercisable within the next 60 days; and (c) 4,722,765 shares of common stock beneficially owned by Mr. Parker but for which Mr. Leeds has sole voting power pursuant to a Shareholders' Voting Agreement and Irrevocable Proxy ("Voting Agreement") granted to him by Mr. Parker and his spouse in connection with the closing of the Leeds Transaction, which shares are represented as follows: (i) 3,313,595 outstanding shares beneficially owned by Mr. Parker; and (ii) 1,409,170 shares issuable pursuant to stock options which are exercisable within the next 60 days (the "Voting Trust Shares"). Excludes 200,000 shares issuable pursuant to stock options held by Mr. Parker which are not exercisable within the next 60 days, and which shares are also subject to the Voting Agreement.

(4) Includes (i) 2,743,920 shares of common stock; (ii) 497,675 shares owed jointly with his spouse; (iii) 27,000 shares owned by his spouse; (iv) 1,249,170 shares issuable pursuant to stock options exercisable within the next 60 days; (iv) 45,000 shares he and/or his spouse control as trustees of two foundations and a trust; and (v) 160,000 shares issuable pursuant to stock options held by his spouse which are exercisable within the next 60 days.

(5) Includes 117,500 shares issuable pursuant to stock options exercisable within the next 60 days.

(6) Includes 45,000 shares issuable pursuant to stock options exercisable within the next 60 days. Excludes 40,000 common stock purchase warrants to which Mr. Jacobs is entitled.

(7) Includes 20,000 shares issuable pursuant to stock options exercisable within the next 60 days.

(8) Includes 7,739,508 shares issuable pursuant to stock options exercisable within the next 60 days.

Item 12. Certain Relationships and Related Transactions.

We lease approximately 5,000 square feet of office space for our headquarters from First America Living Trust, Inc., a company wholly-owned by Mr. Parker ("First America"). Annual lease payments are $105,800. The lease expires in May 2004. We entered into this lease on May 22, 2002, replacing the previous lease with the same company. We paid rent under these leases of approximately $133,000 and $109,200 during 2002 and 2001, respectively.

We advanced expenses for Summit Group of Companies, Inc., wholly-owned by Richard Parker, which outstanding unpaid balance at December 31, 2002 and 2001 was $11,410 and $16,183, respectively. The receivable is not evidenced in writing.

We reimbursed $96,839 during 2002 to Gold Coast Acquisitions, Inc., wholly-owned by Marshall T. Leeds ("GCA"), for costs paid on behalf of the Company related to the private placement of our common stock described in the Liquidity and Capital Resources section under Item 6.

In connection with sales of common stock in our private placement made during 2003, Steven C. Jacobs, a director, is entitled to receive 40,000 common stock purchase warrants with an exercise price of $.30 per share.

We believe that the terms of the foregoing arrangements were no less favorable to us than we could have obtained from non-affiliated third parties. We anticipate that all future transactions with our affiliates, if any, will be on terms believed by our management to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

Item 13. Exhibits and Reports on Form 8-K

A. Exhibits

Set forth below is a list of the exhibits to this Annual Report on Form 10-KSB.

Number	Name
3.1	Amended and Restated Articles of Incorporation (1)
3.1.1	Amendment to Amended and Restated Articles of Incorporation (1)
3.1.2	Amendment to Amended and Restated Articles of Incorporation (8)
3.2	Amended and Restated Bylaws (2)
10.1	2000 Incentive Compensation Plan (3)
10.1.2	2000 Incentive Compensation Plan, as amended (9)
10.2	Stock Option Agreement between the Company and Richard Parker (4)
10.3	Stock Option Agreement between the Company and Mark F. Caulfield (4)
10.4	Employment Agreement between the Company and Richard Parker (5)
10.5	Employment Agreement between the Company and Mark F. Caulfield (5)
10.6	Secured Demand Note Collateral Agreement between the Company and Summit Group of Companies, Inc. (6)
10.7	Amendment to Secured Demand Note Collateral Agreement (6)
10.8	Employment Agreement between the Company and Ronald Caprilla* (7)
10.9	Stock Purchase Agreement by and among the Company, Richard Parker and Marshall T. Leeds, dated March 22, 2002 (8)
10.10	Employment Agreement between the Company and Marshall T. Leeds dated March 22, 2002 (8)
10.11	Stock Option Agreement between the Company and Marshall T. Leeds dated March 22, 2002 (8)
10.12	Stock Option Agreement between the Company and Richard Parker dated March 22, 2002 (8)
10.13	Stock Option Agreement between the Company and Richard Parker dated March 22, 2002 (8)
10.14	Employment Agreement between the Company and Richard Parker dated May 22, 2002 (10)
10.15	Amended and Restated Employment Agreement between the Company and Marshall T. Leeds dated May 22, 2002 (10)
10.16	Shareholders' Voting Agreement and Irrevocable Proxy by and among the Company, Marshall T. Leeds, Richard Parker and Joan Parker, dated May 22, 2002. (10)
10.17	Commercial Lease between the Company and First America Living Trust, dated May 22, 2002 (10)
10.18	Form of Registration Rights Agreement between the Company and certain investors*
16.1	Letter from Hoyman, Dobson & Company*
21.1	Subsidiaries of the Company*
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed herewith

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2001, filed August 20, 2001, file no. 000-29337.
(2) Exhibit 3.2 filed with the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2001 was filed prematurely and subsequently not adopted by the Board of Directors. As a result, the Amended and Restated Bylaws dated July 21, 2000 remain in effect and were re-filed with, and are incorporated by reference to, the Company's Quarterly Report for the fiscal quarter ended September 30, 201, on Form 10-QSB, file no. 000-29337.
(3) Incorporated by reference to the Company's Proxy Statement on Schedule 14A, filed July 31, 2000, file no. 000-29337.
(4) Incorporated by reference to the Company's Information Statement on Schedule 14C, filed September 26, 2000, file no. 000-29337.
(5) Incorporated by reference to the Company's Quarterly Report for the fiscal quarter ended June 30, 2000 on Form 10-QSB, filed August 14, 2000 and amended August 15, 2000, file no. 000-29337.
(6) Incorporated by reference to the Company's Quarterly Report for the fiscal quarter ended March 31, 2001 on Form 10-QSB filed May 21, 2001, file no. 000-29337.
(7) Incorporated by reference to the Company's Annual Report for the fiscal year ended December 31, 2001 on Form 10-KSB, filed April 15, 2002, file no. 000-29337.
(8) Incorporated by reference to the Company's Quarterly Report for the fiscal quarter ended March 31, 2002 on Form 10-QSB, Filed May 24, 2002, file no. 000-29337.
(9) Incorporated by reference to the Company's definitive Proxy Statement filed August 12, 2002, file no. 000-29337.
(10) Incorporated by reference to the Company's Quarterly Report for the fiscal quarter ended June 30, 2002 on Form 10-QSB, filed August 19, 2002, file no. 000-29337.

B. Reports on Form 8-K

On March 22, 2002, the Company filed a Current Report on Form 8-K to annex a press release announcing the stock purchase agreement between the Company, Richard Parker and Marshall T. Leeds.

On June 6, 2002, the Company filed a Current Report on Form 8-K to report the closing of the stock purchase agreement between it, Richard Parker and Marshall T. Leeds and the acquisition of a controlling interest in the Company by Mr. Leeds.

Item 14. Controls and Procedures

The Company's President and Chief Executive Officer along with the Company's Chief Financial Officer evaluated the Company's disclosure controls and procedures within 90 days of the filing date of this annual report. Based upon this evaluation, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission.

There were no significant changes in the Company's internal controls or, to the knowledge of the management of the Company, in other factors that could significantly affect internal controls subsequent to the evaluation date, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, Summit Brokerage Services, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUMMIT BROKERAGE SERVICES, INC.

/s/ Marshall T. Leeds
Marshall T. Leeds
Chairman of the Board and Chief Executive Officer
(principal executive officer)

Date: March 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of Summit Brokerage Securities, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marshall T. Leeds Marshall T. Leeds	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 31, 2003
/s/ Mark F. Caulfield Mark F. Caulfield	Chief Financial Officer, Secretary and Treasurer (principal financial officer)	March 31, 2003
/s/ Richard Parker Richard Parker	(Vice Chairman of the Board) President, and Chief Operating Officer	March 31, 2003
/s/ Steven C. Jacobs Steven C. Jacobs	Executive Vice-President and Director	March 31, 2003
/s/ Harry S. Green Harry S. Green	Director	March 27, 2003

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Marshall T. Leeds, (Chairman and Chief Executive Officer of Summit Brokerage Services, Inc.) certify that:

1.. I have reviewed this annual report on Form 10-KSB of Summit Brokerage Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Marshall T. Leeds
Name: Marshall T. Leeds
Title: Chairman of the Board / Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Caulfield, (Chief Financial Officer of Summit Brokerage Services, Inc.) certify that:

1. I have reviewed this annual report on Form 10-KSB of Summit Brokerage Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Mark Caulfield
Name: Mark Caulfield
Title: Chief Financial Officer

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SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 17, 2003

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,607,674
Deposit held at clearing broker	25,045
Deposit held at clearing broker – related party	45,459
Commissions receivable	346,920
Other receivables	109,646
Securities owned, at fair value	3,300
Prepaid expenses	77,643
Property and equipment, net	116,088
Total assets	$ 2,331,775
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 210,091
Accrued commission expense	310,640
Note payable – related party	40,200
Total liabilities	560,931
Stockholders' equity	
Preferred stock, 12% cumulative convertible; par value $0.0001 per share; authorized 150,000 shares; 125,000 issued and outstanding (liquidation preference of $125,000)	13
Common stock, par value $0.0001 per share; authorized 50,000,000 shares; 20,200,064 issued and 20,192,148 outstanding	2,020
Additional paid-in capital	6,336,751
Unearned stock compensation	(237,123)
Treasury stock, at cost	(3,718)
Accumulated deficit	(4,327,099)
Total stockholders' equity	1,770,844
Total liabilities and stockholders' equity	$ 2,331,775

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Loss

For The Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 6,065,976	$ 6,899,311
Interest and dividends	76,202	107,811
Other	12,676	40,465
	6,154,854	7,047,587
Expenses		
Commissions	5,275,867	5,863,693
Employee compensation and benefits	806,909	715,054
Occupancy and equipment	188,253	169,985
Communications	116,445	129,724
Professional expenses	610,415	283,202
Stock-based compensation	285,224	201,390
Other operating expenses	490,751	232,287
	7,773,864	7,595,335
Net loss before income taxes	(1,619,010)	(547,748)
Provision for income taxes	-	-
Net loss	$ (1,619,010)	$ (547,748)
Weighted average common shares and common share equivalents outstanding	10,264,778	4,693,970
Basic and diluted loss per share	$ (0.158)	$ (0.117)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2002 and 2001

	Preferred Stock		Common Stock								
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compensation	Treasury Stock	Accumulated Other Comprehensive Income	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2000	-	$ -	4,691,224	$ 470	$ 2,898,910	$ (207,732)	$ (29,857)	$ 1,775	$ (10,250)	$ (2,155,341)	$ 497,975
Issuance of preferred stock for cash	125,000	13	-	-	124,987	-	-	-	-	-	125,000
Purchase of treasury stock	-	-	(6,500)	-	-	-	(7,800)	-	-	-	(7,800)
Issuance of treasury stock	-	-	4,817	-	-	-	21,419	-	-	-	21,419
Other	-	-	1,539	-	-	-	-	-	-	-	-
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	201,390	-	-	-	-	201,390
Unrealized gain on securities	-	-	-	-	-	-	-	885	-	-	885
Net loss	-	-	-	-	-	-	-	-	-	(547,748)	(547,748)
Balances, December 31, 2001	**125,000**	**13**	**4,691,080**	**470**	**3,023,897**	**(6,342)**	**(16,238)**	**2,660**	**(10,250)**	**(2,703,089)**	**291,121**
Preferred stock dividend										(5,000)	(5,000)
Issuance of treasury stock	-	-	1,068	-	-	-	12,520	-	-	-	12,520
Cancellation of stock subscription	-	-	-	-	(10,250)	-	-	-	10,250	-	-
Common stock/options issued for services	-	-	100,000	10	515,995	(468,612)	-	-	-	-	47,393
Issuance of common stock	-	-	14,000,000	1,400	2,457,249	-	-	-	-	-	2,458,649
Exercise of common stock options	-	-	1,400,000	140	349,860	-	-	-	-	-	350,000
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	237,831	-	-	-	-	237,831
Reduction in unrealized gain	-	-	-	-	-	-	-	(2,660)	-	-	(2,660)
Net loss	-	-	-	-	-	-	-	-	-	(1,619,010)	(1,619,010)
Balances, December 31, 2002	**125,000**	**$ 13**	**20,192,148**	**$ 2,020**	**$ 6,336,751**	**$ (237,123)**	**$ (3,718)**	**$ -**	**$ -**	**$ (4,327,099)**	**$ 1,770,844**

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net loss	$ (1,619,010)	$ (547,748)
Adjustments to reconcile net loss to net cash used in operating activities		
Provision for doubtful accounts	4,721	-
Depreciation	51,338	56,640
Stock-based compensation	285,224	201,390
Changes in:		
Deposit held at clearing broker	17	79
Deposit held at clearing broker – related party	6,051	-
Commission receivable	120,598	15,418
Other receivables	92,016	(136,167)
Prepaid expenses	(14,205)	(16,658)
Due from related party, net	-	(2,861)
Accounts payable and accrued expenses	35,783	83,122
Accrued commissions expense	(153,244)	83,250
Net cash used in operating activities	(1,190,711)	(263,535)
Cash flows from investing activities		
Purchase of property and equipment	(11,002)	(96,380)
Net cash used in investing activities	(11,002)	(96,380)
Cash flows from financing activities		
(Payment) proceeds on note payable	(50,000)	50,000
Issuance of preferred stock	-	125,000
Dividends paid – preferred stock	(5,000)	-
Purchase of treasury stock	-	(7,800)
Issuance of treasury stock	12,520	21,419
Issuance of common stock	2,808,649	-
Payments on capital lease obligation	-	(11,636)
Net cash provided by financing activities	2,766,169	176,983
Net increase (decrease) in cash and cash equivalents	1,564,456	(182,932)
Cash and cash equivalents at beginning of year	43,218	226,150
Cash and cash equivalents at end of year	$ 1,607,674	$ 43,218

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country through its 50 independent broker-dealer branch offices.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's primary subsidiaries include Summit Holding Group, Inc. (a holding company) and its wholly owned subsidiaries Summit Financial Group, Inc. (a registered investment advisor) and SBS Insurance Agency Of Florida, Inc. (an insurance business). Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with certain clearing brokers. These clearing brokers require deposits of all introducing brokers for whom they transact business. One of the Company's deposits is from a related party of the Company (see Note 4).

COMMISSIONS RECEIVABLE - The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the consolidated statements of loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

TREASURY STOCK - Treasury stock is reflected at cost.

COMMISSIONS REVENUE AND EXPENSES - Commissions revenues are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by registered representatives of the branch offices. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

LOSS PER SHARE - Basic loss per share for the years ended December 31, 2002 and 2001 have been computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share for the years ended December 31, 2002 and 2001 are the same as basic, as the dilutive calculation would have an anti-dilutive effect because of the net loss.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current year presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Computer systems and software	$ 126,489
Equipment and furniture	70,040
Leasehold improvements	151,743
Total	348,272
Less: accumulated depreciation	(232,184)
Total property and equipment	$ 116,088

Depreciation expense was $51,338 and $56,640 for the years ended December 31, 2002 and 2001, respectively.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2002:

Accounts payable	$ 198,479
Accrued wages and other	11,612
	$ 210,091

NOTE 4 - NOTE PAYABLE – RELATED PARTY

On March 31, 2000, the Company entered into a demand note collateral agreement with a corporation 100% owned by a shareholder and officer of the Company. The collateral for the note was held as a clearing deposit with one of the Company's clearing firms. The note became due on April 30, 2002 and accrues interest at 12.0% per annum. As of November 1, 2002, the Company no longer was allowed to use the subordinated agreement for net capital purposes. As of December 31, 2002, the outstanding balance is $40,200 and is due on demand.

During the year ended December 31, 2002, the Company paid off a $50,000 note payable to an unrelated third party.

Cash paid for interest was $22,593 and $22,396 for 2002 and 2001, respectively.

NOTE 5 - COMMON STOCK

On July 16, 1997, the Company established a restricted stock bonus plan as an incentive for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock and vest over a period ranging from immediately to four years after the date of grant of the award. Since the stock issued is subject to continuous employment or service from the date of the grant award, unearned compensation is recorded at the fair market value at the date awarded as a reduction of stockholders' equity. Compensation and consultant expense is recognized pro rata over the period during which the shares are earned, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS123"). The Company amortized $237,831 and $201,390 of unearned stock compensation and consultant expenses during the years ended December 31, 2002 and 2001, respectively.

On May 22, 2002, Marshall T. Leeds, in a privately negotiated transaction, purchased an aggregate of 5,000,000 shares of our common stock for a total purchase price of $500,000, or $0.10 per share. Mr. Leeds became our largest shareholder, as well as our Chief Executive Officer and Chairman of the Board of Directors. Richard Parker, the Company's former Chairman and Chief Executive Officer, became President, Chief Operating Officer and Vice Chairman. Two of our Board members, Mr. Parker and Harry Green, remained on the Board, and Mr. Leeds and two of his designees comprised a new five-member Board. Mr. Parker has also granted Mr. Leeds voting control of his beneficially owned shares for a period of time. Mr. Leeds became a consultant to the Company in March 2002, and an employee in May, 2002.

In connection with this transaction, on March 15, 2002 and March 28, 2002, Mr. Parker borrowed a total of $250,000 from Marshall T. Leeds for use by Mr. Parker to purchase a total of 2,500,000 shares of the Company's common stock. On May 17, 2002, Mr. Parker borrowed an additional $100,000 from Mr. Leeds to purchase an additional 1,000,000 shares of common stock. The total loans of $350,000 were secured by a pledge to Mr. Leeds from Mr. Parker of the 3,500,000 shares he purchased, plus 2,500,000 other shares of common stock previously owned by Mr. Parker. The loans were drawn from the $500,000 amount contemplated by the Stock Purchase Agreement paid by Mr. Leeds to purchase 5,000,000 shares of the Company's common stock. The loans provided the Company with capital that was needed immediately in order for it to fund operations and certain of its business obligations. At the closing of the stock purchase discussed in the preceding paragraph, Mr. Leeds purchased the 3,500,000 shares acquired by Mr. Parker from the Company with the $350,000 of loan proceeds, in exchange for the cancellation of Mr. Parker's indebtedness to Mr. Leeds for the loans. Mr. Leeds also purchased the remaining 1,500,000 shares for an additional cash payment of $150,000, bringing his total stock purchased to 5,000,000 shares for a total price of $500,000.

On August 20, 2002, the Company amended its Articles of Incorporation to increase the number of authorized common shares from 20,000,000 to 50,000,000.

On October 9, 2002, 100,000 shares of common stock was issued to outside consultants for services performed for the Company. The Company recorded $66,000 in unearned stock compensation in the statement of financial position as the estimated fair value of the stock at the date of issuance.

On October 14, 2002, the Company approved the Common Stock Private Offering (the "Offering"), which consists of a private placement of up to 20,000,000 shares of its common stock to accredited investors at a purchase price of $.25 per share. The Company also authorized the issuance of up to 2,000,000 of common stock purchase warrants to selling broker-dealers in the Offering. These warrants have an exercise price equal to 120% of the per share price of the common stock sold in the Offering and vest immediately upon issuance. During the year ended December 31, 2002, the Company issued 8,200,000 shares of common stock related to the Offering for $2,050,000. In addition, as of December 31, 2002, the Company issued 530,000 warrants to selling broker-dealers at an exercise price of $.30. These warrants were fair valued in accordance with FAS123 at approximately $390,000. The entire $390,000 is considered offering costs and was charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other Offering costs of approximately $270,000 were charged against paid-in capital.

NOTE 5 - COMMON STOCK *(Continued)*

During the year ended December 31, 2002, the Company's Chief Executive Officer exercised an option for 1,400,000 shares of common stock at $.25 per share.

At various other periods during 2002, common stock was issued for cash to various individuals exclusive of the Offering. During the year ended December 31, 2002, 5,000,000 shares of common stock were issued for $.10 a share and in July 2002, the Company sold 200,000 shares of Series B Preferred Stock for net proceeds of approximately $180,000 in a private placement of Series B Preferred Stock. The Series B Preferred Stock private placement was subsequently terminated without further sales and the investor's shares of Series B Preferred Stock were converted into 800,000 shares of common stock of the Company at an effective conversion rate of $0.25 per share.

NOTE 6 - PREFERRED STOCK

On March 27, 2002, the Company amended its Articles of Incorporation to reduce the preferred stock, par value $.0001 per share, from 5,000,000 authorized shares to 150,000. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative convertible preferred stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date. During the year ended December 31, 2002, $5,000 in cash dividends was paid. As of December 31, 2002, undeclared dividends in arrears approximated $18,300. In the event of any liquidation, dissolution or winding up of the Company's affairs for a price per share which is less than the subscription price set forth herein, holders of the preferred shares will be entitled to a liquidation preference of $1.00 per preferred share, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of preferred shares. In the event that the Company does not have sufficient funds to pay the full liquidation preference payable to the holders of preferred shares, and any other shares issued on a parity with the preferred shares ("Parity Shares"), the existing funds will be allocated among the holders of all such preferred shares and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled. At any time after August 1, 2002, the Company may, unless otherwise prevented by law, redeem from the holder thereof, the holder's preferred shares at the subscription price ($1.00 per share), together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or, from time to time, in part. Any partial redemption shall be allocated among the holders of preferred shares pro rata or by lot, as determined by the Company.

NOTE 7 - TREASURY STOCK

Treasury stock is reflected at cost, and consists of 7,916 and 8,984 shares of common stock at December 31, 2002 and 2001, respectively.

NOTE 8 - STOCK OPTIONS AND WARRANTS

In March 2002, the Company issued to the Company's current President, COO and Vice Chairman 900,000 options to purchase the Company's common stock in connection with his employment contract with the Company. Of this total, 500,000 options have an exercise price of $0.10 per share and vested upon issuance and 400,000 options have an exercise price of $0.50 per share and vest over a two-year period. All options expire on December 31, 2007. Stock-based compensation of approximately $50,000 was recorded as a result of issuing these options.

In March 2002, the Company issued to the Company's current CEO and Chairman of the Board of Directors, 7,000,000 options to purchase the Company's common stock at an exercise price of $0.25 per share. These options vested upon issuance and expire on December 31, 2007. These options were issued in connection with his employment contract with the Company.

Stock option activity during 2002 and 2001, was as follows:

	Number of Options	Weighted-average Exercise Price
Outstanding at December 31, 2000	1,162,723	$ 2.50
Granted	504,141	$ .77
Forfeited	(31,648)	$ 2.50
Outstanding at December 31, 2001	1,635,216	$ 1.97
Granted	10,037,620	$ 0.32
Exercised	(1,400,000)	$ .25
Forfeited	(400,677)	$ 1.30
Outstanding at December 31, 2002	9,872,159	$ 0.56
Shares exercisable at December 31, 2002	8,094,922	$ 0.55

The range of exercise prices for options and warrants outstanding at December 31, 2002 was $.10 to $2.50. The following table summarizes information about options outstanding at December 31, 2002:

	Outstanding Options		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.10	500,000	5.0	$0.10
$0.25	5,769,905	5.1	$0.25
$0.50	1,755,290	9.3	$0.50
$0.75	594,215	9.6	$0.75
$1.00	262,690	8.9	$1.00
$2.50	990,059	7.5	$2.50
	9,872,159		$0.57

	Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.10 - $0.25	6,269,905	$0.24
$0.50 - $1.00	868,298	$0.62
$2.50	956,719	$2.50
	8,094,922	$ .55

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

As of December 31, 2002, the Company had 530,000 warrants outstanding for the purchase of the Company's common stock at an exercise price of $.30 per share. These warrants expire in November 2007.

The Company accounts for its options and warrants according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure provisions of FAS123. Accordingly, if options or warrants are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of the grant, the difference between the exercise price and the fair market value is charged to operations and/or unearned stock compensation. For the years ended December 31, 2002 and 2001, $74,000 and $-0- was charged to operations and/or unearned stock compensation. The fair value of the options and warrants granted during the fiscal years ended December 31, 2002 and 2001, reported below, has been estimated at the dates of grant using the Black-Scholes Option Valuation Model with the following assumptions:

	2002	2001
Expected life (in years)	1.0 – 10.0	10.0
Risk-free interest rate	5.0%	5.0%
Volatility	211%	225%
Dividend yield	0.0%	0.0%

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:

	2002	2001
Pro forma net loss	$(3,918,423)	$ (667,272)
Pro forma loss per share	$ (0.38)	$ (0.14)

The effects on pro forma disclosures of applying FAS123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space under a noncancelable operating lease with an entity whose major shareholder is also an officer and shareholder of the Company. Under the terms of the lease, the Company leases office space for its headquarters at a rate of approximately $8,800 per month. The lease expires in May 2004.

NOTE 9 - COMMITMENTS AND CONTINGENCIES *(Continued)*

OPERATING LEASES *(Continued)*

Total rent expense, including month-to-month leases, for the years ending December 31, 2002 and 2001 was $153,827 and $137,643, respectively.

LEGAL PROCEEDINGS

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net loss resulting from these proceedings will not be material to the Company's financial position or results of operations.

NOTE 10 - INCOME TAXES

A summary of the provision for income taxes at December 31, is as follows:

	2002	2001
Deferred tax benefit due to temporary differences:		
Federal	$ 207,000	$ 52,000
State	69,000	17,000
Change in valuation allowance	(276,000)	(69,000)
Total income tax benefit (expense)	$ -	$ -

The deferred tax asset at December 31, 2002, is as follows:

Deferred tax asset - NOL carryforwards	$ 758,000
Valuation allowance	(758,000)
Net deferred tax asset	$ -

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset, which primarily consists of net operating loss carryforwards.

The Company has net operating loss carryforwards of approximately $3,280,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years through 2017.

Total income tax expense/benefit differed from the amounts computed by applying the U.S. federal income tax rates of 34% for both 2002 and 2001 to income loss before income taxes, primarily due to the effects of net operating loss carryforwards, the valuation allowance and non-deductible stock compensation expense.

Under U.S. federal tax laws, certain changes in ownership of a company may cause severe limitations on future utilization of these loss carryforwards.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 12 - RELATED-PARTY TRANSACTIONS

The Company paid rent of approximately $133,000 and $109,200 during 2002 and 2001, respectively, to a related company owned by an individual who is an officer and shareholder of the Company. The related company owns one of the buildings the Company is leasing.

The Company has a $40,200 note payable due on demand with a related company owned by an individual who is an officer and shareholder of the Company.

During the year ended December 31, 2002, the Company reimbursed an entity wholly-owned by an officer and shareholder of the Company approximately $97,000 for costs related to the Company's private placement of its common stock.

NOTE 13 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" brokers-dealers that receive but do not hold customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $1,377,156 and the Company's aggregate indebtedness to net capital ratio was 0.4 to 1.

NOTE 14 - OTHER

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. As shown in the accompanying financial statements, the Company has incurred losses of approximately $1,619,000 and $548,000 for the years ended December 31, 2002 and 2001, respectively; however, management believes that it has sufficient resources to continue as a going concern through December 31, 2003. Management plans to continue to raise capital through equity offerings and to make strategic acquisitions to increase its volume.

NOTE 15 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 16 - SUBSEQUENT EVENT

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the 'Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 30 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of an employment agreement with each of the registered representatives. Management believes that the acquisition will expand its market presence and overall customer base. In accordance with Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", the results of operations of the Branch will be included in the Company's financial statements as of the date of acquisition.

Based upon management's preliminary estimates, the purchase price, including estimated transaction costs, will be allocated as follows: Customer list - $1,142,000; Goodwill - $708,000; Equipment - $6,000. Customer list will be amortized over its estimated beneficial life of six years.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital		
Total consolidated stockholders' equity		$ 1,770,844
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 82,997	
Other receivables	109,646	
Prepaid expenses	77,643	
Property and equipment, net	116,088	
		386,374
Haircuts on securities:		
15% haircut on marketable equity securities		7,314
Net capital		$ 1,377,156
Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Accrued payable and accrued expenses		$ 210,091
Accrued commissions		310,640
Note payable		40,200
Total aggregate indebtedness		$ 560,931
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 50,000
Excess net capital at 1,500 percent		$ 1,339,761
Excess net capital at 1,000 percent		$ 1,321,063
Ratio: Aggregate indebtedness to net capital		0.4 to 1

Reconciliation with Company's Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2002)

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

The accompanying notes are an integral part of the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 17, 2003

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CORPORATE INFORMATION

Board of Directors

Marshall T. Leeds
Chairman of the Board and
Chief Executive Officer
Summit Brokerage Services, Inc.

Steven C. Jacobs
Executive Vice President, Chief
Financial Officer and Secretary
Summit Brokerage Services, Inc.

Harry S. Green
Retired, Regional Vice President
and Operations Director
for Wal-Mart Stores, Inc. and Affiliates

Sanford B. Cohen
President, Prescott Valley Broadcasting
Co., Inc.

Executive Officers

Marshall T. Leeds
Chairman of the Board,
Chief Executive Officer

Steven C. Jacobs
Executive Vice President, Chief
Financial Officer and Secretary

Subsidiaries

SBS Insurance Agency of Florida, Inc.
SBS Insurance Agency of California, Inc.
Summit Financial Group, Inc.
Summit Holding Group, Inc.
Summit Financial Services Group, Inc.

Auditors

Moore Stephens Lovelace, P.A.
Orlando, Florida

General Counsel

Greenberg Traurig, P.A.
Orlando, Florida

Registrar and Stock Transfer Agent

First Atlantic Stock Transfer, Inc.
Tamarac, Florida

Principal Corporate Office

980 North Federal Highway
Suite 310
Boca Raton, Florida
Telephone: (561) 338-2800
Facsimile: (561) 347-6705

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, February 26, 2004 at the Renaissance Boca Raton Hotel, 2000 NW 19th Street, Boca Raton, Florida 33431, at 11:00 a.m.